Exhibit 2.1

Certain information has been excluded from this agreement (indicated by “[***]”) because Smith Douglas Homes Corp. has determined such information (i) is not material and (ii) would be competitively harmful if publicly disclosed.

ASSET PURCHASE AGREEMENT

by and among

SDH HOUSTON LLC,

DEVON STREET HOMES, L.P.,

DEVON STREET HOMES GP, L.L.C.

and

JOHN STEPHEN RAY, THE BRR 2022 TRUST U/T/A DATED APRIL 20, 2022, THE CAR 2022 TRUST U/T/A DATED APRIL 20, 2022 AND THE TTR 2022 TRUST U/T/A DATED APRIL 20, 2022

as of July 31, 2023

i

LIST OF ANNEXES

Annex A	Definitions

LIST OF EXHIBITS

Exhibit A	Gross Margin Earnout Calculation Grid
Exhibit B	Form of Ray Restrictive Covenants Agreement
Exhibit C	Form of Ray Employment Agreement
Exhibit D	Form of Seller Note
Exhibit E	Form of Escrow Agreement
Exhibit F	Book Value Accounting Principles

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 31, 2023, is made and entered into by and among SDH HOUSTON LLC, a Georgia limited liability company (the “Purchaser”), DEVON STREET HOMES, L.P., a Texas limited partnership (the “Seller”), DEVON STREET HOMES GP, L.L.C., a Texas limited liability company (the “General Partner”), JOHN STEPHEN RAY, an individual resident of the State of Texas (“Ray”), THE BRR 2022 TRUST U/T/A DATED APRIL 20, 2022, THE CAR 2022 TRUST U/T/A DATED APRIL 20, 2022 A’ND THE TTR 2022 TRUST U/T/A DATED APRIL 20, 2022 (such trusts, together with the General Partner and Ray, collectively, the “Partners”). The Purchaser, the Seller and the Partners are sometimes individually referred to herein as a “Party” and, collectively, as the “Parties.” Certain capitalized terms used in this Agreement are defined in Annex A.

W I T N E S S E T H:

WHEREAS, the General Partner and Ray formed the Seller pursuant to that certain Limited Partnership Agreement, dated as of June 7, 2006 (the “LP Agreement”);

WHEREAS, the Seller is engaged in the business of acquiring land and designing, constructing and selling single-family homes on such land (the “Business”);

WHEREAS, the Partners own one hundred percent (100%) of the equity interests (the “Equity Interests”) of the Seller; and

WHEREAS, the Parties desire to enter into this Agreement and the Ancillary Agreements pursuant to which, among other things, the Seller proposes to sell to the Purchaser, and the Purchaser proposes to purchase from the Seller (the “Acquisition”), substantially all of the assets used or held for use by the Seller in the conduct of the Business, and the Purchaser proposes to assume certain specified and limited liabilities and obligations associated with the Business;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.1          Agreement to Purchase and Sell. Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, the satisfaction or, when permissible, waiver of the conditions set forth in Article VII and Article VIII), at the Closing, the Seller, in consideration of the Final Purchase Price as further set forth in Section 2.2, shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all right, title and interest of the Seller in and to the Acquired Assets, except for the Excluded Assets, free and clear of all Liens, other than Permitted Liens.

Section 1.2          Acquired Assets. Except as otherwise expressly set forth in Section 1.3, the Purchaser shall acquire all of the assets, properties and rights of the Seller primarily related to the Business as of the Closing Date, whether or not reflected in the Seller’s books and records, and free and clear of all Liens, other than Permitted Liens (the “Acquired Assets”), including, without limitation, the following:

(a)          all Real Property, including all utility arrangements, and other agreements, instruments, certificates, or documents including any and all rights and benefits under the Permitted Liens;

(b)          all accounts and notes receivable and other receivables of the Seller primarily related to the Business (the “Receivables”), all deposits (including without limitation any (x) earnest money deposit made by the Seller in respect of Real Property or an option to purchase any real property or interest therein and (y) pre-paid fees and deposits primarily related to the Business, including on homes the sale of which is not completed prior to the Closing Date), advances, pre-paid expenses, rebates and credits and any security therefor relating to utilities, rents, development fees and deposits, impact fees, water and sewer fees, association fees, and property Taxes;

(c)          [reserved];

(d)          all assets and property primarily related to the Business, whether real or personal, tangible or intangible, including model home furniture, equipment, vehicles, fixtures, supplies, displays, raw materials, tools, computer hardware (and computer software loaded thereon) (including laptop computers, tablets, mobile phones and similar devices), and information technology systems;

(e)          all rights under the Assumed Contracts;

(f)          all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by the Seller primarily related to the Business, and all express or implied guarantees, warranties, representations, covenants, indemnities and similar rights in favor of the Seller primarily related to the Business;

(g)          all information, files, records, books and data (including all architectural and engineering plans, subcontractor agreements and related files and information), of any nature primarily related to the Business, including all accounting or other books and records, customer, supplier, price and mailing lists, appraisals, marketing materials, environmental reports, geotechnical reports, other plans and specifications, drawings and other similar documents;

(h)          (i) all Seller Intellectual Property and (ii) all Licenses held by the Seller with respect to the Business, if any;

(i)          all assets listed on Schedule 1.2(i).

Section 1.3          Excluded Assets. Notwithstanding anything to the contrary set forth in Section 1.2, the Acquired Assets shall not include the following assets, properties and rights of the Seller (collectively, the “Excluded Assets”):

(a)          all cash, cash equivalents or marketable securities and all rights to any bank accounts of the Seller;

(b)          all of the assets, properties and rights of the Seller not primarily related to the Business;

(c)          all ownership and other rights with respect to the Company Benefit Plans;

(d)          any License or similar right that by its terms is not transferable to the Purchaser, including those indicated on Schedule 3.22 as not being transferable;

(e)          the membership interests or other equity interests of the Seller;

(f)          any interest in or right to any refunds, credits or other assets or rights with respect to any income Taxes paid by the Seller or other Taxes for which the Seller is responsible for any applicable taxable period (or portion thereof) ending on or prior to the Closing Date;

(g)          the Organizational Documents, minute books, membership and stock ledgers, Tax identification numbers, books of account and other constituent records relating to the legal formation of the Seller (provided, however, in each case to the extent related to the Business and to the extent permitted by Law, the Seller shall provide copies thereof promptly upon the Purchaser’s request);

(h)          any claims against any Person to the extent such claims are primarily related to the Excluded Assets or the Excluded Liabilities;

(i)          the rights which accrue or will accrue to the Seller under this Agreement and the Ancillary Agreements;

(j)          all contracts that are not Assumed Contracts; and

(k)          all assets listed on Schedule 1.3(k).

Section 1.4          Assumption of Assumed Liabilities. Effective as of the Closing, and subject to the terms and conditions of this Agreement, the Purchaser shall assume only the following liabilities and obligations (collectively, the “Assumed Liabilities”):

(a)          all liabilities and obligations of the Seller under each Assumed Contract but only to the extent such liabilities and obligations (i) are required to be performed after the Closing, (ii) (x) accrue and relate to the operations of the Business on or subsequent to the Closing Date or (y) have been accrued for in the Financial Statements, and (iii) do not arise from or relate to a breach or alleged breach by the Seller or any of its Affiliates of any obligations under such Assumed Contract on or prior to the Closing;

(b)          all liabilities and obligations with respect to trade accounts payable of the Seller primarily related to the Business, to the extent that such liabilities are included in the calculation of the Business’ Final Book Value;

(c)          all liabilities and obligations with respect to any homes of the Seller that are under construction, under development or completed by the Seller, other than any homes sold and closed by the Seller prior to the Closing (each such home, a “Sold Home”), including, without limitation, any liabilities and obligations relating to, resulting from, or arising out of any product liability, warranty liability or similar claim for damage, loss, reimbursement, indemnity, repair, cost or expense (including with respect to Warranty Work), which arises out of or is based upon any express or implied representation, warranty, agreement or guaranty, or construction defect;

(d)          for any period after the two (2) year anniversary of the Closing Date, all liabilities and obligations with respect to Sold Homes, including, without limitation, relating to, resulting from, or arising out of any product liability, warranty liability or similar claim for damage, loss, reimbursement, indemnity, repair, cost or expense (including with respect to Warranty Work), which arises out of or is based upon any express or implied representation, warranty, agreement or guaranty, or construction defect; and

(e)          all liabilities and obligations to the extent (i) expressly set forth in Section 6.3(d), Section 6.4 or Section 6.10; or (ii) entered into in accordance with the last sentence of Section 1.7.

Section 1.5          Excluded Liabilities.

(a)          Except as set forth in Section 1.4 above, (i) the Purchaser shall not assume any other liability or obligation of the Seller whatsoever (all such liabilities that are not Assumed Liabilities, the “Excluded Liabilities”), and (ii) the Seller shall retain responsibility for all liabilities and obligations arising from the Seller’s operations (including operations of the Business) prior to the Closing, whether or not accrued and whether or not disclosed, including the Excluded Liabilities.

(b)          Specifically, and without in any way limiting the generality of Section 1.5(a) (but subject to Section 1.4 in all respects), the Excluded Liabilities shall include any liabilities or obligations that are not Assumed Liabilities, including the following liabilities and obligations:

(i)          relating to, resulting from, or arising out of the operation of the Business prior to the Closing, including the Seller’s obligation to comply with all applicable Laws (including without limitation, ADA, FLSA (or related state wage and hour laws), ILSA, Environmental Laws and any administrative or civil fines or penalties for violations of Environmental Laws, or remediation or response costs for contamination) and any litigation, governmental proceeding or investigation arising as a result of events occurring or facts and circumstances arising or existing prior to the Closing;

(ii)          relating to, resulting from, or arising out of the acquisition, operation, occupancy, use, or control of the Real Property prior to the Closing;

(iii)          relating to, resulting from, or arising out of the Release by the Seller of any Hazardous Material prior to the Closing including, for clarity, any such Release by the Seller that occurred prior to Closing but is discovered after Closing, in each case with respect to the operation of the Business, the Real Property, or any other third-party real property where wastes generated in connection with the Business were disposed of prior to the Closing;

(iv)          for a period ending on the two (2) year anniversary of the Closing Date, with respect to Sold Homes, including, without limitation, relating to, resulting from, or arising out of any product liability, warranty liability or similar claim for damage, loss, reimbursement, indemnity, repair, cost or expense (including with respect to Warranty Work), which arises out of or is based upon any express or implied representation, warranty, agreement or guaranty, or construction defect;

(v)          relating to, resulting from, or arising out of any liability or obligation (including accounts payable, except to the extent included in the calculation of the Business’ Final Book Value) owed to or by the Seller or any of their Affiliates prior to the Closing;

(vi)          for all Seller’s Taxes;

(vii)          for any Indebtedness;

(viii)          relating to, resulting from, or arising out of any liability or obligations (including accounts payable) owed to the Partners or any Affiliate of the Seller;

(ix)          relating to, resulting from, or arising out of (A) any business of the Seller other than the Business or (B) any Excluded Asset;

(x)          relating to, resulting from, or arising out of any liabilities owed by the Seller to any current or former employee, manager, director, trustee, independent contractor or other service provider of the Seller or the Business (including any beneficiaries or dependents thereof) arising or accruing prior to the Closing or that relate to the period prior to the Closing, including any sale, “stay-around”, retention, change of control, severance (including “double trigger” severance) or similar bonuses, amounts or compensation that will or may become payable as a result of the transactions contemplated hereby (whether prior to, on or following the Closing);

(xi)          relating to, resulting from, or arising out of any of the Company Benefit Plans, whether or not such liability or obligation arises prior to, on or following the Closing;

(xii)          of the Seller arising or incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby and any fees and expenses of counsel, accountants, brokers, financial advisors or other experts of the Seller;

(xiii)          relating to, resulting from or arising out of any claims by any holder or purported holder of equity securities in the Seller as a result of the transactions contemplated by this Agreement, other than any claims (i) relating to the Purchaser’s failure to pay any portion of the Final Purchase Price pursuant to this Agreement, (ii) against the Purchaser or any of its Affiliates unrelated in any way to the Seller or (iii) against the Purchaser arising under this Agreement or any Ancillary Agreement;

(xiv)          listed on Schedule 1.5(b)(xiv); and

(xv)          all claims, actions, litigation and proceedings relating to, resulting from, or arising out of any Excluded Liability and all costs and expenses in connection therewith.

Section 1.6          Further Assurances. Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to this Agreement and the transactions contemplated hereby.

Section 1.7          Assignment of Acquired Assets. Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, in no event shall the Seller be required to transfer, assign, sublicense (or amend), in whole or in part, any Acquired Asset which (a) is not transferrable or assignable or does not allow sublicensing (or cannot be amended) by its terms without the consent of a third party, (b) transfer, assignment, sublicense or amendment would constitute a breach or other contravention under any agreement or Law to which the Seller is a party or by which any of them are bound, or (c) transfer, assignment, sublicense or amendment would in any way adversely affect the rights of the Seller or, upon transfer, the Purchaser. In the case of any of the foregoing clauses (a), (b) and (c) of this Section 1.7, the Parties will cooperate in a mutually agreeable arrangement under which the Purchaser would obtain the benefits and assume the obligations under any Acquired Asset in accordance with this Agreement.

ARTICLE II
PURCHASE PRICE; ADJUSTMENTS; ALLOCATIONS

Section 2.1          Closing. Subject to the satisfaction or, when permissible, waiver of the conditions set forth in Article VII and Article VIII, the Closing shall take place via email exchange of executed documents as promptly as practicable following the last of the conditions set forth in Article VII and Article VIII (other than any such conditions which by their terms are not capable of being satisfied until the Closing) have been satisfied or, when permissible, waived, or in any case on such other date and at such other place as the Parties mutually agree. In lieu of a physical closing, the Parties agree that all requisite Closing deliverables may be exchanged electronically at the Closing, and that such documents so exchanged shall be binding upon the Parties. The Parties shall use their reasonable best efforts to cause the Closing to occur as promptly as practicable following the date hereof, but by no later than August 31, 2023 (the “Outside Date”). Notwithstanding anything to the contrary herein or in any of the Ancillary Agreements, each of the Ancillary Agreements shall become effective only upon, and subject to, the occurrence of the Closing hereunder.

Section 2.2          Closing Payment.

(a)          Subject to this Section 2.2 and Section 2.7, the amount paid to the Seller for the Acquired Assets at the Closing shall be equal to (i) the net book value of the Business (excluding the Excluded Assets and the Excluded Liabilities), as set forth on the unaudited balance sheet of the Business for the period ending on June 30, 2023 (the “Business’ Preliminary Book Value”), plus (ii) a premium of $22,700,000 (clauses (i) and (ii), together, the “Purchase Price”). The Purchase Price shall be payable in cash, except with respect to the Seller Note Consideration.

(b)          The aggregate amount to be paid to the Seller by the Purchaser at Closing (the “Closing Payment”) shall be equal to (i) the Purchase Price, minus (ii) the Seller Note Consideration, minus (iii) the Indemnity Escrow Amount, minus (iv) the Warranty Administration Escrow Amount and minus (v) the Payoff Amount, which Closing Payment shall be subject to adjustment pursuant to Section 2.3.

(c)          On the Closing Date, the Purchaser shall make the following payments:

(i)          first, repay or cause to be repaid on behalf of the Seller the aggregate amount of Indebtedness set forth in the payoff letters delivered pursuant to Section 8.1(b) (the “Payoff Amount”);

(ii)          second, pay or cause to be paid the Closing Payment to the Seller; and

(iii)          third, pay or cause to be paid the Indemnity Escrow Amount and the Warranty Administration Escrow Amount to the Escrow Agent.

Section 2.3          Adjustment of Closing Payment.

(a)          As promptly as practicable following the Closing Date (but in any event within ninety (90) days), the Purchaser shall prepare and deliver to the Seller the Business’ Closing Book Value Schedule. The Purchaser shall permit the Seller and its representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Business’ Closing Book Value Schedule.

(b)          The Seller shall have until 5:00 p.m. E.T. on the thirtieth (30th) day following receipt of the Business’ Closing Book Value Schedule during which to notify the Purchaser in writing of any dispute of any item contained in the Business’ Closing Book Value Schedule, which notice shall set forth in reasonable detail the basis for such dispute (the “Disagreement Notice”). In the event the Seller does not notify the Purchaser of any such dispute within such thirty (30)-day period, the Business’ Closing Book Value Schedule shall be deemed to be the Business’ Final Book Value Schedule. The Purchaser and the Seller shall cooperate in good faith to resolve any such dispute as promptly as possible, and upon such resolution, the Business’ Final Book Value Schedule shall be prepared in accordance with the agreement of the Purchaser and the Seller.

(c)          In the event the Purchaser and the Seller are unable to resolve any dispute regarding the Business’ Closing Book Value Schedule within fifteen (15) days following notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, (i) Deloitte & Touche LLP or (ii) in the event Deloitte & Touche LLP is unable or unwilling to take such assignment, another nationally-recognized independent accounting firm as shall be mutually selected by the Purchaser and the Seller, each acting reasonably (such identified accounting firm or, if applicable, the firm so selected, the “Arbitrator”). Such resolution shall be final and binding on the Parties. The Parties shall instruct the Arbitrator to consider only those items and amounts set forth in the Business’ Closing Book Value Schedule as to which the Seller has disagreed pursuant to a Disagreement Notice and the Purchaser and the Seller have not resolved their disagreement. The scope of the disputes to be resolved by the Arbitrator shall be limited to whether such calculation was done in accordance with the terms hereof, the Book Value Accounting Principles, and whether there were mathematical errors in the calculation of the Business’ Closing Book Value Schedule, and the Arbitrator shall not make any other determination. The Arbitrator shall make its determination based solely on written submissions, presentations and supporting material provided by the Purchaser and the Seller and not pursuant to any independent review. In resolving any such disagreement, the Arbitrator may only select the aggregate value claimed by the Purchaser in the Business’ Closing Book Value Schedule or by the Seller in the Disagreement Notice. The Arbitrator shall use commercially reasonable efforts to complete its work and deliver to all parties a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement within thirty (30) days following its engagement. Such report shall be final and binding upon the parties, absent manifest error. The fees and expenses of the Arbitrator with respect to this Section 2.3(c) shall be paid by the non-prevailing Party.

(d)          Within five (5) Business Days following the Business’ Final Book Value Schedule becoming final and binding (A) pursuant to Section 2.3(b) or (B) as determined by the Arbitrator pursuant to Section 2.3(c):

(i)          In the event there is a Book Value Deficit, then the Seller shall refund and pay to the Purchaser an amount equal to the Book Value Deficit. If the Seller fails to timely refund the full amount of the Book Value Deficit, the Purchaser shall, at its option and in its sole discretion, be entitled to use any of the Indemnity Escrow Amount, the Seller Note or any of the Earnout Payments to satisfy the amount of the Book Value Deficit owed to the Purchaser. The set-off rights of the Purchaser pursuant to this Section 2.3(d)(i) will be in addition to any other rights of the Purchaser pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement, the calculation hereunder of the Earnout Payments will give effect to any set-off that has been applied pursuant to this Section 2.3(d)(i) to the Earnout Payments.

(ii)          In the event there is a Book Value Surplus, then the Purchaser shall pay to the Seller an amount equal to the Book Value Surplus.

(e)          All payments required under this Section 2.3 or any other provision hereof shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least three (3) Business Days prior to the applicable payment date.

(f)          The Purchaser shall disburse promptly an amount equal to the Closing Payment and, if applicable, the Book Value Surplus to the Seller. For the avoidance of doubt, the Purchaser shall transfer the entire Closing Payment and, if applicable, the Book Value Surplus to the Seller in accordance with the terms of this Agreement without any deductions of withholding Taxes. Payment of withholding Taxes, if required, shall be made by the Seller and the Purchaser shall have no liability or obligation with respect to such withholding Taxes. In the event that the Purchaser is required to pay any withholding Tax relating to the Closing Payment, the Seller agrees to indemnify the Purchaser for the full amount of such withholding Tax, notwithstanding any other provision of this Agreement, within five (5) Business Days of notification by the Purchaser to the Seller of such payment.

Section 2.4          Allocation of Final Purchase Price. The Final Purchase Price, the Assumed Liabilities and other capitalizable costs shall be allocated among the Acquired Assets and the Ray Restrictive Covenants Agreement in accordance with the rules of Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”). The Allocation shall be prepared by the Seller for the review and approval of the Purchaser within ninety (90) days after the date on which the Business’ Final Book Value Schedule is determined. The Purchaser shall not unreasonably withhold its approval and consent to the Allocation as prepared by the Seller. If within twenty (20) days after delivery of the Allocation, the Purchaser notifies the Seller in writing that the Purchaser objects to the allocation set forth in the Allocation, the Purchaser and the Seller shall use commercially reasonable efforts to resolve such dispute within twenty (20) days thereafter; provided, that, in the event that the Purchaser does not notify the Seller of any objection to the allocation set forth in the Allocation within such twenty (20)-day period, the Allocation prepared by the Seller shall be deemed to be the final Allocation. In the event that the Purchaser and the Seller are unable to resolve such dispute, if any, within such twenty (20) days, the Purchaser and the Seller shall, within thirty (30) days after such twenty (20) day period, submit such disputed items to the Arbitrator for resolution under the procedures set forth in Section 2.3(c). The Parties shall file all Tax Returns (including the filing of IRS Form 8594) on the basis of the Allocation, as adjusted pursuant to Section 2.3. Any adjustments to the Closing Payment pursuant to Section 2.3 herein and any Earnout Payments shall be allocated in a manner consistent with the Allocation. Any allocation of Earnout Payments or other supplemental filing in respect of the Acquisition (including a supplemental IRS Form 8594) shall be prepared under the same procedures as set forth in this Section 2.4.

Section 2.5          Allocation of Straddle Period Items. With respect to certain expenses incurred in connection with the Acquired Assets, the following allocations shall be made between the Seller and the Purchaser:

(a)          Taxes. Real and ad valorem property taxes shall be apportioned at the Closing based upon the amounts set forth in the current Tax bills therefor and the number of days in the taxable period prior to the Closing Date and in the taxable period following (and including) the Closing Date.

(b)          Utilities. Utilities, water and sewer charges shall be apportioned based upon the number of calendar days occurring prior to the Closing Date and following (and including) the Closing Date during the billing period for each such charge.

(c)          Workers’ Compensation. Pursuant to the provisions hereof, the Seller shall be responsible for and pay any and all workers’ compensation and other similar claims asserted by, or with respect to, any employee or former employee of the Seller in respect of any injury or other compensable event or occupational illness or disease that occurred or is attributable to any event, state of facts or condition that existed or occurred in whole prior to the Closing Date. The Purchaser is responsible for and shall pay any and all workers’ compensation and other similar claims asserted by, or with respect to, any employee hired by the Purchaser in respect of any injury or other compensable event or occupational illness or disease that occurred or is attributable to any event, state of facts or condition that existed or occurred in whole or in part following (and including) the Closing Date.

Cash payments by the Purchaser or the Seller, as the case may require, shall be made as soon as practicable after the facts giving rise to the obligation for such payments are known in accordance with this Section 2.5; provided, however, that such payments shall not be required to the extent an accrued expense or prepaid expense is adequately and clearly reflected on the Business’ Final Book Value Schedule.

Section 2.6          Earnout Payments.

(a)          Gross Margin Earnout.

(i)          Subject to the terms and conditions of this Section 2.6, the Seller shall be entitled to receive payment from the Purchaser, if any, in an amount calculated in accordance with the methodology set forth on Exhibit A attached hereto (the “Gross Margin Earnout Payment”); provided, that, in no event shall the Gross Margin Earnout Payment exceed $5,000,000.

(ii)          On or before January 31, 2025, the Purchaser will deliver to the Seller a written statement (the “Gross Margin Earnout Statement”) setting forth in reasonable detail the Purchaser’s good faith calculation of 2024 Gross Margin, which calculation shall be prepared in accordance with the methodology set forth on Exhibit A attached hereto. The Purchaser shall permit the Seller and its representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Gross Margin Earnout Statement.

(iii)          The Seller shall have until 5:00 p.m. E.T. on the thirtieth (30th) day following receipt of the Gross Margin Earnout Statement (the “Gross Margin Earnout Review Period”) during which to notify the Purchaser in writing of any dispute with any item contained in the Gross Margin Earnout Statement, which notice shall set forth in reasonable detail the basis of such dispute (the “Gross Margin Earnout Statement of Objections”). In the event the Seller does not notify the Purchaser of any such dispute within the Gross Margin Earnout Review Period, the Gross Margin Earnout Statement shall be deemed final and binding upon the Parties. The Purchaser and the Seller shall cooperate in good faith to resolve any such dispute regarding the Gross Margin Earnout Statement.

(iv)          In the event the Purchaser and the Seller are unable to resolve any dispute regarding the Gross Margin Earnout Statement within fifteen (15) days following delivery of the Gross Margin Earnout Statement of Objections, such dispute shall be submitted to the Arbitrator. Such resolution shall be final and binding on the Parties. The Parties shall instruct the Arbitrator to consider only those items and amounts set forth in the Gross Margin Earnout Statement as to which the Seller has disagreed pursuant to the Gross Margin Earnout Statement of Objections and the Purchaser and the Seller have not resolved their disagreement. The scope of the disputes to be resolved by the Arbitrator shall be limited to whether such calculation was done in accordance with the terms hereof, the Gross Margin Earnout Statement, and whether there were mathematical errors in the calculation of the Gross Margin Earnout Statement, and the Arbitrator shall not make any other determination. The Arbitrator shall make its determination based solely on written submissions, presentations and supporting material provided by the Purchaser and the Seller and not pursuant to any independent review. In resolving any such disagreement, the Arbitrator may only select the aggregate value claimed by the Purchaser in the Gross Margin Earnout Statement or by the Seller in the Gross Margin Earnout Statement of Objections. The Arbitrator shall use commercially reasonable efforts to complete its work and deliver to all Parties a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement within thirty (30) days following its engagement. Such report shall be final and binding upon the parties, absent manifest error. The fees and expenses of the Arbitrator with respect to this Section 2.6(a)(iv) shall be paid by the non-prevailing Party.

(v)          The Gross Margin Earnout Payment, if any, shall be payable within thirty (30) days following the Gross Margin Earnout Statement becoming final and binding (A) pursuant to Section 2.6(a)(iii) or (B) as determined by the Arbitrator pursuant to Section 2.6(a)(iv).

(b)          Post-Closing Lot Acquisition Earnout. Subject to the terms and conditions of this Section 2.6, the Seller shall be entitled to receive payment from the Purchaser in an amount equal to $6,250 for each Post-Closing Acquired Lot (not to exceed 1,200 Post-Closing Acquired Lots) (each, a “Post-Closing Lot Acquisition Earnout Payment” and, together, the “Post-Closing Lot Acquisition Earnout Payments”), payable by the Purchaser to the Seller in accordance with clauses (i) and (ii) below; provided, that, in no event shall the aggregate amount of the Post-Closing Lot Acquisition Earnout Payments exceed $7,500,000.

(i)          $3,125 (each, a “Post-Closing Lot Contract Payment”) of each Post-Closing Lot Acquisition Earnout Payment shall be payable by the Purchaser to the Seller within thirty (30) days of the approval of definitive documentation providing for the acquisition of any Post-Closing Acquired Lots (each, a “Post-Closing Acquired Lot Contract”) by the Investment Committee of the Purchaser (the “Investment Committee”), such approval not to be unreasonably withheld and provided in accordance with the Investment Committee’s historical underwriting practices; provided, that, in no event shall the aggregate amount of the Post-Closing Lot Contract Payments exceed $3,750,000.

(ii)          Upon the initial acquisition by the Purchaser of any Post-Closing Acquired Lot pursuant to a Post-Closing Acquired Lot Contract, $3,125 (each, a “Post-Closing Lot Takedown Payment”) shall be payable by the Purchaser to the Seller within thirty (30) days for each Post-Closing Acquired Lot under such Post-Closing Acquired Lot Contract for which a Post-Closing Lot Contract Payment has previously been paid (or was required to be paid pursuant to the terms hereof) by the Purchaser to the Seller. To the extent that Ray is no longer employed by the Purchaser pursuant to the Ray Employment Agreement as of December 31, 2026, the aggregate unpaid amount of any Post-Closing Lot Takedown Payments for which a Post-Closing Lot Contract Payment has previously been paid (or was required to be paid pursuant to the terms hereof) shall be payable by the Purchaser to the Seller by January 31, 2027; provided, that, in no event shall the aggregate amount of the Post-Closing Lot Takedown Payments exceed $3,750,000.

(c)          Pre-Closing Lot Acquisition Earnout. Subject to the terms and conditions of this Section 2.6, the Seller shall be entitled to receive payment from the Purchaser in an amount equal to $6,250 for each Pre-Closing Acquired Lot (each, a “Pre-Closing Lot Acquisition Earnout Payment” and, together, the “Pre-Closing Lot Acquisition Earnout Payments”), payable by the Purchaser to the Seller in accordance with clauses (i) and (ii) below.

(i)          $3,125 (each, a “Pre-Closing Lot Contract Payment”) of each Pre-Closing Lot Acquisition Earnout Payment shall be payable by the Purchaser to the Seller within thirty (30) days of the Closing Date.

(ii)          Upon the initial acquisition by the Seller or the Purchaser of any Pre-Closing Acquired Lot pursuant to definitive documentation providing for the acquisition of any Post-Closing Acquired Lots (each, a “Pre-Closing Acquired Lot Contract”), in each case which is listed on Schedule 2.6(c), $3,125 shall be payable by the Purchaser to the Seller within thirty (30) days for each Pre-Closing Acquired Lot under such Pre-Closing Acquired Lot Contract for which a Pre-Closing Lot Contract Payment has previously been paid (or was required to be paid pursuant to the terms hereof) by the Purchaser to the Seller.

The Gross Margin Earnout Payment, the Post-Closing Lot Acquisition Earnout Payments and the Pre-Closing Lot Acquisition Earnout Payments are collectively referred to herein as the “Earnout Payments.”

(d)          The Parties agree that any payments made pursuant to this Section 2.6 will be treated as an adjustment to the Final Purchase Price for Tax purposes (excluding any amounts required to be treated as interest pursuant to Section 483 of the Code), except as otherwise required by Law.

Section 2.7          Indemnity Escrow.

(a)          On the Closing Date, the Purchaser shall deposit the Indemnity Escrow Amount with the Escrow Agent. The Indemnity Escrow Amount will be reduced (but not below zero) by the amount of any indemnification obligations of the Seller or the Partners under Section 9.2 (subject to any provisions herein limiting such indemnification obligations, including, without limitation, Section 9.4).

(b)          Promptly following the first (1st) anniversary of the Closing Date, the Purchaser and the Seller shall deliver a joint written instruction to the Escrow Agent to effectuate disbursement to an account designated by the Seller an amount (if any) equal to (i) the then remaining amount of the Indemnity Escrow Amount, minus (ii) Pending Claim Amounts (if any).

(c)          Any portion of the Indemnity Escrow Amount otherwise payable but retained by the Escrow Agent with respect to a Pending Claim shall be disbursed to the Seller pursuant to a joint written instruction delivered from the Purchaser and the Seller to the Escrow Agent promptly following the final disposition of such Pending Claim.

(d)          Subject to the limitations set forth in this Agreement, including without limitation, the provisions of Section 6.10, the Indemnity Escrow Amount will be the first source of funds for the indemnification obligations of the Seller and the Partners under Article IX, but the Purchaser Indemnified Parties will remain entitled to the full amounts owed to them under this Agreement (if any) should the Indemnity Escrow Amount be insufficient or unavailable to cover any amount so owed, in all cases subject to any provisions herein limiting such indemnification obligations, including, without limitation, Section 9.1 and Section 9.4.

(e)          The Seller will be treated as the owner of the Indemnity Escrow Amount for purposes of Section 468B(g) of the Code in accordance with Proposed Treasury Regulations 1.468B-8(c). In the event that the Indemnity Escrow Amount earns interest or other income, and such interest or other income is in excess of imputed interest under the Code, the Parties agree that such excess will hereby be treated as additional stated interest or other income (and not purchase price) for U.S. federal income tax purposes. The purpose of the preceding sentence is to establish that the Indemnity Escrow Amount does not represent a contingent payment without a stated maximum contribution to overall selling price as determined for U.S. federal income tax purposes and Treasury Regulations 15a.453-1(c)(2).

Section 2.8          Warranty Administration Escrow.

(a)          On the Closing Date, the Purchaser shall deposit the Warranty Administration Escrow Amount with the Escrow Agent. The Warranty Administration Escrow Amount will be reduced (but not below zero) by the amount of any indemnification obligations of the Seller or the Partners under Section 9.7 (subject to any provisions herein limiting such indemnification obligations).

(b)          Promptly following the eighteen (18) month anniversary of the Closing Date, the Purchaser and the Seller shall deliver a joint written instruction to the Escrow Agent to effectuate disbursement to an account designated by the Seller an amount (if any) equal to (i) the then remaining portion of the Warranty Administration Escrow Amount, minus (ii) the Pending Warranty Claim Amounts.

(c)          Any portion of the Warranty Administration Escrow Amount otherwise payable but retained by the Escrow Agent with respect to a Pending Warranty Claim shall be disbursed to the Seller pursuant to a joint written instruction delivered from the Purchaser and the Seller to the Escrow Agent promptly following the final disposition of such Pending Warranty Claim.

(d)          The Seller will be treated as the owner of the Warranty Administration Escrow Amount for purposes of Section 468B(g) of the Code in accordance with Proposed Treasury Regulations 1.468B-8(c). In the event that the Warranty Administration Escrow Amount earns interest or other income, and such interest or other income is in excess of imputed interest under the Code, the Parties agree that such excess will hereby be treated as additional stated interest or other income (and not purchase price) for U.S. federal income tax purposes. The purpose of the preceding sentence is to establish that the Warranty Administration Escrow Amount does not represent a contingent payment without a stated maximum contribution to overall selling price as determined for U.S. federal income tax purposes and Treasury Regulations 15a.453-1(c)(2).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE PARTNERS

Except as provided in the Disclosure Schedule delivered by the Seller to the Purchaser on the date of this Agreement, the Seller and the Partners, jointly and severally, hereby represent and warrant to the Purchaser as follows:

Section 3.1          Organization. The Seller is a limited partnership duly formed and validly existing under the Laws of the State of Texas and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Seller is a limited partnership duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be so duly qualified or registered as a foreign entity to transact business would not be material to the Seller. The Seller has heretofore made available to the Purchaser true, correct and complete copies of its Organizational Documents as currently in effect. The Seller is not qualified or registered to do business as a foreign entity in any jurisdiction.

Section 3.2          Capitalization; Subsidiaries.

(a)          The Partners of the Seller own, beneficially and of record, one hundred percent (100%) of the equity interests of the Seller, free and clear of all Liens.

(b)          The Seller does not currently own, directly or indirectly, any capital stock or other equities, securities or interest in any other corporation or in any limited liability company, partnership, joint venture or other entity.

Section 3.3          Authorization. The Seller has full power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary partner action on the part of the Seller. This Agreement has been, and the Ancillary Agreements shall be as of the Closing Date, duly executed and delivered by the Seller and do or shall, as the case may be, constitute the valid and binding agreements of the Seller, enforceable against the Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting specific performance, injunctive relief and other equitable remedies.

Section 3.4          Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby and compliance with the terms and conditions hereof and thereof do not or shall not (as the case may be), (a) conflict with or violate the Organizational Documents, (b) conflict with or violate any Laws applicable to the Seller, or by which any of its assets or properties are bound, or (c) except as set forth on Schedule 3.4 and except for any Indebtedness to be paid at Closing pursuant to Section 2.2(c)(i) of this Agreement, result in any breach of or constitute a default (or an event that with the passing of time or the giving of notice or both would become a default) under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, any Assumed Contract or License. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Seller in connection with the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except for such consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not prevent, or materially alter or delay, any of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.5          Real Property.

(a)          Except as set forth on Schedule 3.5(a), the Real Property constitutes all of the real property currently utilized by the Seller in the operation of the Business in accordance with the Seller’s past practices.

(b)          Schedule 3.5(b)(i) sets forth a true, correct and complete list of the Owned Real Property as of the date set forth in such Schedule, which list sets forth, with respect to each parcel, the address and development status. The Seller has (and shall convey to the Purchaser at the Closing) good and insurable fee simple title to each parcel of the Owned Real Property, free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 3.5(b)(ii), the Seller is not a party to any agreement or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, the Business. Except as expressly noted on Schedule 3.5(b)(iii) or on the Title Commitments, the Seller has not, other than in the Ordinary Course of Business, leased or otherwise granted to any Person the right to access, enter upon, use, occupy, lease, manage, operate, maintain, broker or purchase the Owned Real Property or any portion thereof or interest therein.

(c)          Schedule 3.5(c) sets forth a true, correct and complete list of the Leased Real Property and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document). The Seller has delivered to the Purchaser a true and complete copy of each such Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Seller has a valid leasehold interest in the Leased Real Property, and the Leases are legal, valid, binding, enforceable and in full force and effect. Except as set forth in Schedule 3.5(c), with respect to each Lease: (i) no notice of uncured breach or default has been sent pursuant to such Lease, (ii) neither the Seller nor, to the Knowledge of the Seller, any other party to such Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, (iii) the Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, (iv) the Seller has not collaterally assigned or granted any other security interest in such Lease or any interest therein, and (v) the assignment of such Lease to the Purchaser pursuant to this Agreement does not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing.

(d)          With respect to each parcel of Owned Real Property: (i) each such parcel has (or, to the Knowledge of the Seller, will have) access to streets that are dedicated public rights-of-way or private roadways connected to and serviced by electric, gas, sewage (either public or septic), telephone, cable television and water facilities, (ii) each such parcel has (or, to the Knowledge of the Seller, will have) grading and drainage completed pursuant to approved grading and drainage plans, (iii) there has been obtained (or, to the Knowledge of the Seller, there will be obtained) all building permits, certificates of occupancy (or their equivalent), licenses, franchises, approvals and authorizations of all governmental authorities or any other entity or non-governmental association having jurisdiction over such parcel, which are required to use, complete or occupy such parcel, and (iv) except as set forth on Schedule 3.5(d)(iv), to the Knowledge of the Seller, there are no matters which are reasonably expected to prevent, prohibit, impair or materially delay the currently intended development or sale of any such parcel. The parcels of Owned Real Property on Schedule 3.5(b)(i) will, once completed, be saleable in the Ordinary Course of Business.

(e)          Except as set forth on Schedule 3.5(e), (i) to the Knowledge of the Seller, no portion of the Real Property (including any Improvement located thereon) violates any Law, including Environmental Laws and those Laws relating to zoning, building, land use, fire, air, sanitation and noise control, or any private restriction or covenant or entitlements applicable to such Real Property, if any, (ii) to the Knowledge of the Seller, except for the Permitted Liens, liens securing Indebtedness (which shall be released at Closing), and as otherwise reflected in the Title Commitments, no Owned Real Property is subject to (A) any governmental decree, order or proceeding (or, to the Knowledge of the Seller, any governmental order or proceeding that has been threatened in writing) or (B) any building use restrictions, variances, any rights of first refusal or first offer or options to purchase any of the Real Property (other than pending contracts to sell homes in the Ordinary Course of Business), and (iii) to the Knowledge of the Seller, there are no moratoriums (including utility moratoriums) by Governmental Entities responsible for issuing approvals or according other entitlements with respect to any of the Real Property. To the Knowledge of the Seller, there are no unrecorded easements affecting any portion of such Owned Real Property.

(f)          None of the Real Property is located within any flood plain or flood hazard area as designated on any federal flood insurance map or under applicable Law or includes any “recognized environmental condition,” wetlands, vegetation, species or habitat protected by any applicable Environmental Laws or is subject to seismic safety problems that prevent residential development thereon.

(g)          All Improvements located on, under, over or within the Owned Real Property, and all other aspects of each parcel of Owned Real Property, in each case, as of the date of this Agreement based on the current point of the construction process for such Improvements or such other aspects of such parcel, (i) are structurally sound and free of any material defects (including construction defects), are in a state of good maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used, (ii) comply in all material respects with applicable Law, without, to the Knowledge of the Seller, the benefit of any “grandfathering” or similar variance for their current use or the Purchaser’s intended use, (iii) subject to the completion of the required infrastructure, if applicable, consist of sufficient land, parking areas, sidewalks, driveways and other improvements to permit the continued use of such facilities in the manner and or the purposes to which they are presently devoted and (iv) do not encroach on real property not owned or leased by the Seller, or on any easement affecting such Owned Real Property or violate any building lines or set-back lines. There are no encroachments onto any of the Owned Real Property or any portion thereof. To the Knowledge of the Seller, none of the Improvements owned or utilized by the Seller is constructed of, or contains as a component part thereof, any Hazardous Material or any other material that, either in its present form or as such material could reasonably be expected to change through aging and normal use and service, releases any substance, whether gaseous, liquid or solid, that is or may be, either in a single dose or through repeated and prolonged exposure, injurious or hazardous to the health of any individual who may from time to time be in or about such Improvements, or otherwise be in violation of any Environmental Laws.

(h)          Each parcel of Owned Real Property is a separate lot for real estate tax and assessment purposes, and no other real property is included in such tax parcel. There are no taxes, assessments, fees, charges or similar costs or expenses imposed by any governmental authority, association or other entity having jurisdiction over the Owned Real Property which are delinquent.

(i)          Except as set forth on Schedule 3.5(i), the current use of the Owned Real Property and the operation of the Business thereon does not violate any easement, covenant, condition, restriction or similar provision in any CCRs. Except as set forth on Schedule 3.5(i), the Seller has not received any written notice of violation of any CCRs, and, to the Knowledge of the Seller, there is no basis for the issuance of any such notice or the taking of any action for such violation.

Section 3.6          Title to Assets; Sufficiency of Assets.

(a)          Except as set forth on Schedule 3.6(a), the Seller has (and shall convey to the Purchaser at the Closing) good and marketable title to, or in the case of leased properties or assets, a valid leasehold interest in, the Acquired Assets (other than with respect to the Owned Real Property and the Leased Real Property, for which representations and warranties with respect to such matters are set forth in Section 3.5), free and clear of all Liens, other than Permitted Liens. All equipment and other items of tangible personal property and assets included in the Acquired Assets (i) are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and (ii) were acquired and are usable in the Ordinary Course of Business. No Seller has any Knowledge of any material defect or problem with any Acquired Asset. No Person other than the Seller owns any equipment or other tangible personal property or assets situated on the premises of the Seller that are necessary to the operation of the Business, except for the Excluded Assets and the leased items that are subject to personal property leases. Schedule 3.6(a) sets forth a true, correct and complete list of each item of tangible personal property of the Seller that is used primarily by the Business having a book value of more than $10,000.

(b)          The Acquired Assets are sufficient for the continued operation of the Business after Closing in substantially the same manner as operated prior to Closing and constitute all of the rights, property and assets necessary to operate the Business as currently operated. Except as set forth on Schedule 3.6(b), none of the Excluded Assets are material to the Business.

Section 3.7          Warranties.

(a)          Except for the true, correct and complete forms of warranty attached to Schedule 3.7(a)-1, including warranty obligations provided by third parties, the Seller does not make or has not made any express warranty or guaranty as to properties sold or services provided by the Seller in connection with the Business. Schedule 3.7(a)-2 sets forth a true, correct and complete summary of all pending or, to the Knowledge of the Seller, threatened claims alleging any breach of any such warranty or guaranty in an amount in excess of $10,000.

(b)          Each home and any other product constructed, manufactured, sold, leased or delivered by the Seller (including homes that are partially constructed as of the Closing) is and was at all times when such actions occurred in conformance with all applicable contractual obligations and all applicable warranties, whether express, implied or imposed by contract or statute.

(c)          Schedule 3.7(c)-1 sets forth a summary of the Seller’s practice for computing warranty reserves. Attached to Schedule 3.7(c)-1 are copies of the Seller’s standard terms and conditions of sale (including applicable guarantee, warranty and indemnity provisions), and no home or other product manufactured, sold, leased or delivered by the Seller is subject to any guarantee, warranty or other indemnity beyond such applicable standard terms and conditions of sale and lease. Schedule 3.7(c)-2 contains a true, correct and complete list of each customer or home buyer to whom the Seller has outstanding warranty obligations in an amount in excess of $10,000.

(d)          In none of the preceding three (3) fiscal years has the warranty cost of the Business exceeded $75,000 in the aggregate.

Section 3.8          Financial Statements. The Financial Statements are attached hereto as Schedule 3.8. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Seller, which books and records are maintained in accordance with GAAP (except as specifically disclosed on Schedule 3.8) consistently applied throughout the periods indicated. Each balance sheet included in the Financial Statements (including the related notes and schedules) fairly presents, in all material respects, the financial position of the Seller as of the date of such balance sheet, and each statement of income and cash flows included in the Financial Statements (including the related notes and schedules) fairly presents, in all material respects, the results of operations and changes in cash flows, as the case may be, of the Seller for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein or on Schedule 3.8) consistently applied during the periods involved, and in the case of the Interim Financial Statements, except for (x) normal year-end adjustments and (y) the omission of footnote disclosures required by GAAP. Since December 31, 2020, there has been no change in any accounting (or Tax accounting) policy, practice or procedure of the Seller. The Seller maintains, in all material respects, accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP.

Section 3.9          No Undisclosed Liabilities. Except as set forth on the Financial Statements or specifically disclosed on Schedule 3.9, the Seller has no liability or obligation with respect to the Business (whether absolute, accrued, contingent or otherwise) of the type required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities or obligations that (i) are adequately reflected or provided for in the Financial Statements, (ii) have been incurred in the Ordinary Course of Business since December 31, 2020, (iii) are otherwise disclosed (or within any materiality threshold contained in another representation) in this Agreement or the Disclosure Schedule or (iv) are not (individually or in the aggregate) material to the Business.

Section 3.10          Absence of Certain Changes. Since December 31, 2022 and except as set forth on Schedule 3.10 or as contemplated by this Agreement and the Ancillary Agreements, (a) there has not been any Material Adverse Effect, (b) the Seller has conducted the Business in all material respects in the Ordinary Course of Business and has used commercially reasonable efforts to (i) maintain and preserve its business organizations, assets and properties (excepting therefrom Excluded Assets) and (ii) preserve its business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it, and (c) the Seller has not taken any of the following actions: (i) made any expenditure or commitment in any way related to or affecting the Business in an amount in excess of $50,000 (in any one case) or $100,000 (in the aggregate), in each case outside the Ordinary Course of Business; (ii) made any material change in the accounting methods used by the Business, unless required by GAAP (or otherwise required by applicable accounting standards); (iii) effectuated a “plant closing” or “mass layoff” (as those terms are defined under the WARN Act) affecting any site of employment or facility of the Business; or (iv) authorized, or committed or agreed to take, any of the foregoing actions.

Section 3.11          Legal Proceedings. Except as set forth on Schedule 3.11, (a) there is no suit, action, claim, arbitration, proceeding or investigation pending or, to the Knowledge of the Seller, threatened against, relating to or involving the Seller with respect to the Business, and (b) the Seller is not subject to any judgment, decree, injunction, rule or order of any court or arbitration panel with respect to the Business. Except for the Mill Creek Claim (and the related Mill Creek Notice of Lis Pendens), none of the suits, actions, claims, arbitrations, proceedings and investigations set forth on Schedule 3.11, if finally determined adversely, would be material to the Business.

Section 3.12          Compliance with Law. The Seller is (and has been at all times during the past two (2) years) in compliance with all applicable Laws relating to the Business (including Environmental Laws, state and federal data privacy and security Laws and the Texas Deceptive Trade Practices Act), in each case, in all material respects. Except as set forth on Schedule 3.12, the Seller (a) has not been charged with, nor has received written notice that it is under investigation with respect to, nor, to the Knowledge of the Seller, is otherwise now under investigation with respect to, a violation of any applicable Law related to the Business, (b) is not a party to, or bound by, any order, judgment, decree, injunction, rule or award of any Governmental Entity related to the Business, and (c) has filed all reports and has all Licenses related to the Business required to be filed with any Governmental Entity on or prior to the date hereof, except where such failure would not reasonably be expected to result in a material liability or obligation with respect to the Business.

Section 3.13          Material Contracts.

(a)          Schedule 3.13(a) sets forth a true, correct and complete list of all contracts (whether oral or written) primarily related to the Business and/or the Acquired Assets (other than the Purchase and Sale Agreements, the Insurance Policies set forth on Schedule 3.17-1 and the Company Benefit Plans) involving remaining obligations and/or liabilities of the Seller in an amount in excess of $250,000, or which are otherwise material to the Business or the Acquired Assets (such contracts listed or required to be listed on Schedule 3.13(a), together with the Purchase and Sale Agreements, being referred to herein as the “Material Contracts”). True, correct and complete copies of all Material Contracts, other than the Purchase and Sale Agreements, have been delivered to the Purchaser.

(b)          Except as otherwise expressly noted on Schedule 3.13(b), each purchase and sale agreement between the Seller and any third party with respect to the sale of any portion of the Owned Real Property (collectively, the “Purchase and Sale Agreements” and each a “Purchase and Sale Agreement”) is in substantially the form attached to Schedule 3.13(b) without any material modification thereto.

(c)          The Material Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Seller and, to the Knowledge of the Seller, each other party to such Material Contracts. There is no existing default or breach of the Seller under any Material Contract (or event or condition that, with notice or lapse of time or both would constitute a default or breach) and, to the Knowledge of the Seller, there is no such default (or event or condition that, with notice or lapse of time or both, would constitute a default or breach) with respect to any third party to any Material Contract, except for defaults or breaches that are not material to the Business. Except in the Ordinary Course of Business, the Seller is not participating in any discussions or negotiations regarding modification of or amendment to any Material Contract or entry into any new material contract applicable to the Business or the Acquired Assets. To the Knowledge of the Seller, no counterparty to any Material Contract has threatened in writing to terminate or not renew any Material Contract.

(d)          Schedule 3.13(a) identifies each Material Contract (other than any agreements for Indebtedness to be paid at Closing pursuant to Section 2.2(c)(i) of this Agreement) set forth therein that requires the consent of (as identified with a single asterisk) or notice to (as identified with a double asterisk) any party thereto (other than the Seller) to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby, including the assignment of such Material Contract to the Purchaser.

Section 3.14          Tax Returns; Taxes.

(a)          Except as otherwise disclosed on Schedule 3.14(a): (i) all material Tax Returns due to have been filed by the Seller through the Closing in accordance with all applicable Laws have been duly filed and are correct and complete in all material respects, (ii) all Taxes, deposits and other payments for which the Seller may have liability and that have become due and payable (whether or not shown on any Tax Return) have been paid in full or are accrued as liabilities for Taxes on the books and records of the Seller, (iii) no claims have been asserted in writing and no proposals or deficiencies for any Taxes of the Seller are being asserted, proposed or threatened in writing, and no audit or investigation of any Tax Return of the Seller is currently underway, pending or threatened in writing, (iv) all deficiencies asserted, or assessments made, against the Seller as a result of any examinations by any taxing authority that have become final have been fully paid, (v) the Seller has withheld and paid all Taxes required to have been paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder thereof or other third party and complied in all material respects with all information reporting and withholding provisions of applicable Law, (vi) there are no Liens for Taxes with respect to the Seller or the Acquired Assets other than Liens for Taxes that are not yet due and payable, and no such Liens are pending or threatened in writing, and (vii) no Seller is a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(b)          Except as set forth on Schedule 3.14(b), the Seller has delivered to the Purchaser true, correct and complete copies of all open income Tax Returns (together with any agent’s reports and any accountants’ work papers) relating to its operations for the years for which Tax Returns are due to have been filed.

Section 3.15          Employees; Company Benefit Plans.

(a)          Schedule 3.15(a)-1 contains a true, correct and complete list of all employees (whether full-time, part-time or otherwise) and individual independent contractors who are engaged in the Business as of the date hereof, specifying their position, status as full-time or part-time, annual base salary or hourly rate of pay, annual cash bonus opportunities, date of hire, work location, classification as exempt or non-exempt under applicable wage and hour Laws, length of service, hours of service, consulting or other independent contractor fees, the allocation of amounts paid and other benefits provided to each of them, respectively, together with an appropriate notation next to the name of any employee or individual independent contractor on such list who is subject to any Employment Agreement (correct and complete copies of the standard forms of all such Employment Agreements, together with any material deviations therefrom, have been provided to the Purchaser). Except as set forth on Schedule 3.15(a)-2, all employees (whether full-time or part-time) who are engaged in the Business as of the date hereof are paid in accordance with the Business’ standard compensation practices. The Seller has not received a claim from any Governmental Entity to the effect that the Seller has improperly classified as an independent contractor any Person named on Schedule 3.15(a)-1. The Seller has not made any verbal commitments with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated hereby or otherwise that are inconsistent with the terms of this Agreement. Except as indicated on Schedule 3.15(a)-3, all employees of the Seller are active on the date hereof. Schedule 3.15(a)-4 contains a true, correct and complete list of all Company Benefit Plans. With respect to all Company Benefit Plans, the Seller has made available to the Purchaser or its representatives correct and complete copies of all documents setting forth the terms of each such Company Benefit Plan (or a written description of all material terms, if such Company Benefit Plan has not been reduced to writing), including all material amendments thereto and all related trust documents, insurance contracts or other funding arrangements and material amendments thereto. Neither the Seller nor any ERISA Affiliate has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any Employee Benefit Plan subject to Section 412 of the Code, or Section 302 or Title IV of ERISA. The Seller has not incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result, directly or indirectly, in, any unsatisfied liability (including, without limitation, any indirect, contingent or secondary liability) of the Seller under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any Company Benefit Plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA. The execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Company Benefit Plan or agreement, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any “parachute payment” as defined in Section 280G of the Code.

(b)          Except as set forth on Schedule 3.15(b), (i) the employment or engagement of each employee and consultant or independent contractor of the Business may be terminated by the Seller at any time without any amounts being owed to such individual other than compensation for services rendered prior to the date of such termination, (ii) all employees of the Business are legally authorized to work in the United States, and (iii) all employees of the Business have been properly classified and compensated for all time worked in accordance with all applicable Laws and Company Benefit Plans. Since January 1, 2020 and with respect to the Business, the Seller has been in material compliance with all applicable Laws, contracts, policies, plans and programs relating to employment and employment practices, including those relating to wages, hours, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, discrimination, harassment and retaliation, affirmative action, family and medical leave, the payment, reporting and withholding of Taxes, immigration, background checks, plant closings and mass layoffs, and occupational safety and health.

(c)          Any individual who has performed or is performing services for the Seller who has been classified by the Seller as an independent contractor or any other non-employee category has been or is correctly so classified, and has not been or is not in fact a common law employee of the Seller.

Section 3.16          Labor Relations. No employee of the Seller who is engaged in the Business is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated by the Seller with respect to the Business. The Seller is not the subject of any proceeding asserting that the Seller has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization. There are no pending or, to the Knowledge of the Seller, threatened labor strikes, picketing, disputes, walkouts, work stoppages, concerted refusal to work overtime, union organizing activity, slow-downs or lockouts involving the Seller with respect to the Business, and there have not been any such actions during the past three (3) years. The Seller is not currently engaged in, nor does it have any legal duty to engage in, any negotiation with any labor union or employee organization with respect to the Business.

Section 3.17          Insurance Policies. Schedule 3.17-1 contains a true, correct and complete list of all insurance policies carried by or for the benefit of the Seller with respect to the Business (the “Insurance Policies”). The Insurance Policies are in full force and effect (and shall be maintained by the Seller in full force and effect as they apply to any matter, action or event relating to the Seller occurring through immediately prior to the Closing), all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no written notice of cancellation or termination has been received by the Seller with respect to any such Insurance Policy. The Seller has not received written notice from any insurer under the Insurance Policies that (a) the Seller has breached or defaulted under any of such Insurance Policies or (b) that any event has occurred that would permit termination, modification, acceleration or repudiation of such Insurance Policies. Except as set forth in Schedule 3.17-2, the Seller is not in default (including a failure to pay an insurance premium when due) in any material respect with respect to any Insurance Policy, nor has the Seller failed, during the past three (3) years, to give any notice of any material claim under such Insurance Policy as and when required by such Insurance Policy. Except as set forth on Schedule 3.17-3, (i) there is no claim for more than $25,000 pending under any such Insurance Policy made during the three (3) year period prior to the date of this Agreement that has been denied, rejected, disputed or refused coverage, in whole or in part (other than a customary reservation of rights notice), and (ii) no insurer has threatened in writing to cancel any such Insurance Policy.

Section 3.18          Environmental, Health and Safety Matters. Except as set forth on Schedule 3.18:

(a)          the Seller possesses all material permits and approvals required under, and is in material compliance with, all Environmental Laws relating to the operation of the Business;

(b)          the Seller has not received any written notice, report, order, directive, or other information of any actual or threatened liability under CERCLA or any similar state or local Law from any Governmental Entity or any third party relating to the Real Property or the operation of the Business and, to the Knowledge of the Seller, there is no fact or circumstance that could form the basis for the assertion of any claim against the Seller under any Environmental Law relating to the Real Property or the operation of the Business, including CERCLA or any similar state or local Law with respect to any on-site or off-site location;

(c)          the Seller has not entered into or agreed to enter into any consent decree or order, nor is the Seller subject to any judgment, decree or judicial or administrative order relating to compliance with any applicable Environmental Law, or the cleanup or remediation of any Hazardous Material, in each case relating to the operation of the Business or the Real Property;

(d)          the Seller has not been alleged to be in violation of, nor has been subject to any administrative or judicial proceeding pursuant to, applicable Environmental Laws relating to the operation of the Business or the Real Property either as of the Closing or at any time during the past three (3) years;

(e)          the Seller is not subject to any written claim, obligation, liability, loss, damage or expense of any kind or nature whatsoever, contingent or otherwise, incurred, imposed or based upon any provision of any Environmental Law relating to the operation of the Business or to the Real Property material to the Business;

(f)          the Seller has heretofore made available to the Purchaser true, correct and complete copies of all material files, reports, and correspondence relating to environmental, health and safety matters that involve the operation of the Business or the Real Property;

(g)          to the Knowledge of the Seller, no Real Property (including any Improvement located thereon) or equipment included in the Acquired Assets contains any asbestos, polychlorinated biphenyls, underground storage tanks, open or closed pits, landfills, surface impoundments, disposal areas, or similar containers not in compliance with applicable Environmental Laws; and

(h)          to the Knowledge of the Seller, there has not occurred, nor is there presently occurring, a Release of Hazardous Material on, into or beneath the surface of any Real Property in an amount requiring notice or report to a Governmental Entity.

Section 3.19          Solvency. Immediately prior to the Closing, the fair value of the Seller’s assets exceeds the fair value of the Seller’s liabilities. The Seller is not the subject of any pending or rendered insolvency proceedings of any character. The Seller has not made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.

Section 3.20          Transactions with Affiliates. Except as set forth on Schedule 3.20, neither the Seller nor any of its respective Affiliates, employees, officers, managers, directors or trustees possesses, directly or indirectly, any financial interest in, or is an employee, officer, manager, director or trustee of, any Person that is a material supplier, customer, lessor, lessee or competitor of the Seller.

Section 3.21          Accounts Receivable and Accounts Payable.

(a)          Accounts Receivable. The Seller has delivered to the Purchaser a schedule of the Receivables showing the amount of each Receivable and an aging of amounts due thereunder, which schedule is true, correct and complete as of the date shown on such schedule. To the Knowledge of the Seller, the debtors to which the Receivables relate are not in or subject to a bankruptcy or insolvency proceeding and none of the Receivables have been made subject to an assignment for the benefit of creditors. Except as set forth on Schedule 3.21(a)-1, all Receivables that are reflected in the Financial Statements (and that shall be reflected on the Business’ Final Book Value Schedule) (net of any reserves shown thereon, which reserves shall be established in accordance with the past practices of the Seller) (i) are valid, existing and, to the Knowledge of the Seller, collectible in a manner consistent with the Seller’s past practices without resort to legal proceedings or collection agencies, (ii) represent monies due for properties sold and delivered or services rendered in the Ordinary Course of Business, and (iii) to the Knowledge of the Seller, are not subject to any refund or adjustment or any defense, right of set-off, assignment, restriction, security interest or other Lien. Except as set forth on Schedule 3.21(a)-2, all such Receivables are current and there are no disputes regarding the collectability of any such Receivables. The Seller has not factored any of its Receivables. Schedule 3.21(a)-3 sets forth a complete list of all accounts receivable and notes receivable held by the Seller and with respect to which any Partner is a debtor.

(b)          Accounts Payable. The Seller has delivered to the Purchaser a schedule of the accounts payable of the Seller showing the amount of each account payable and an aging of amounts payable thereunder, which schedule is true, correct and complete as of the date shown on such schedule. The accounts payable of the Seller reflected on the Business’ Final Book Value Schedule arose from bona fide transactions in the Ordinary Course of Business.

Section 3.22          Licenses. Schedule 3.22 contains a true, correct and complete list of all Licenses held by the Seller with respect to the Business. The Seller owns or possesses all Licenses that are necessary to enable it to carry on the Business as presently conducted. All such Licenses are valid, binding and in full force and effect.

Section 3.23          Ethical Practices.

(a)          Neither the Seller nor any representative acting on behalf of the Seller has offered or given, and the Seller has no Knowledge of any Person that has offered or given on its behalf, anything of value to: (a) any official of a Governmental Entity, any political party or official thereof or any candidate for political office, (b) any member of any Governmental Entity or (c) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised to any member of any Governmental Entity or any candidate for political office for the purpose of the following: (i) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function, (ii) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Seller in obtaining or retaining business for, with, or directing business to, any Person or (iii) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Seller in obtaining or retaining business for, with, or directing business to, any Person.

(b)          In the last five (5) years, (i) no written allegations of sexual harassment or sexual misconduct have been made against the Seller involving any current or former director, officer, employee or independent contractor of the Seller, and (ii) the Seller has not entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by any current or former director, officer, employee or independent contractor of the Seller.

Section 3.24          Homeowners’ Associations. None of the Associations are controlled by the Seller. To the Knowledge of the Seller, all of the Associations controlled by third parties, (a) are in material compliance with all applicable Laws, (b) have been duly organized and are in good standing under applicable Laws, and (c) have been operated and managed by such third parties in accordance with applicable Law and all Organizational Documents applicable thereto, including the articles of incorporation, bylaws, CCRs applicable to each such Association and the declaration applicable to each such Association.

Section 3.25          Brokers, Finders and Investment Bankers. Except as set forth on Schedule 3.25, neither the Seller nor any Affiliate of the Seller has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby. The Seller is solely responsible for the fees and expenses of any broker, finder or investment banker set forth on Schedule 3.25.

Section 3.26          Intellectual Property. Schedule 3.26 contains a list of all Seller Registered Intellectual Property.

(a)          Each item of Seller Registered Intellectual Property is valid and subsisting. All necessary registration, maintenance and renewal fees currently due in connection with Seller Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with such Seller Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Seller Registered Intellectual Property.

(b)          The Seller owns or has the right to use all Seller Intellectual Property (including the right to use the Seller Intellectual Property licensed to Seller under the Intellectual Property Agreements) sufficient for the conduct of the Business as currently conducted and as proposed to be conducted, free and clear of any Lien (excluding licenses and related restrictions). The Seller is not bound by, and (except for the Seller Intellectual Property that is owned by a third party and licensed to the Seller and that either has a restriction on assignment by the Seller or requires the payment by the Seller of required fees for the use by the Seller of such Seller Intellectual Property) no Seller Intellectual Property is subject to, any agreement that in any way limits or restricts (including, but not limited to, territorial restrictions) the ability of the Seller to use or exploit the Seller’s rights in Seller Intellectual Property without payment or that affects or may affect the validity, assignability, transferability, enforceability or the Seller’s ownership of any Seller Intellectual Property. Except as set forth on Schedule 3.26(b), the Seller owns all rights, title and interests in and to the Seller Intellectual Property owned or purported to be owned by the Seller.

(c)          The conduct of the Business as currently conducted and as proposed to be conducted (including with respect to properties currently under development), has not, does not and shall not infringe or misappropriate in any manner, dilute or otherwise violate the Intellectual Property of any Person, and no Person is infringing, misappropriating or otherwise violating any Seller Intellectual Property that is owned by the Seller, nor has the Seller received any written notice or threatened actions from any third party alleging infringement or misappropriation of any Intellectual Property.

(d)          The Seller has taken reasonable steps to protect the rights of the Seller in the Confidential Information and any trade secret or confidential information of third parties used in the Business, and, without limiting the generality of the foregoing, to the Knowledge of the Seller, except under confidentiality obligations, there has not been any disclosure by the Seller of any Confidential Information or any such trade secret or confidential information of third parties

(e)          The Seller owns or has a valid right to access and use all IT Assets that are currently used in the operation of the Business. The IT Assets are sufficient for the current needs of the Business as currently conducted and correctly perform their intended functions in accordance with applicable performance or technical specifications. The Seller has implemented and maintains commercially reasonable technical, organizational, administrative, and physical safeguards to protect the availability, confidentiality, integrity, and security of the IT Assets (and all data or information stored or Processed on the IT Assets). To the Knowledge of the Seller, during the two (2) years prior to the date of this Agreement, there has been no unauthorized use, access, or security breaches of, or disruptions or outages to, any IT Assets or any loss, modification, or corruption of, or unauthorized access to or Processing of, any personally identifiable information or other sensitive data stored or Processed on the IT Assets.

Section 3.27          Control of Associations. To the extent assignable, the right and authority to appoint any director and officer positions otherwise appointed by the Seller for any Association shall be transferred to the Purchaser as of the Closing, and if requested, the Seller or any of the Seller’s designees shall resign from such positions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARTNERS

The Partners hereby represent and warrant to the Purchaser as follows:

Section 4.1          Authorization. Each Partner has the requisite power and authority to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each other Ancillary Agreement to which the Partners are a party and the performance by the Partners of their obligations hereunder have been duly authorized by the requisite action on the part of the Partners. Each of the Ancillary Agreements to which the Partners are a party shall be as of the Closing Date duly executed and delivered by the Partners and (assuming the due authorization, execution and delivery by the other parties thereto) each such Ancillary Agreement, when so executed and delivered, will constitute the legal, valid and binding obligations of the Partners, enforceable against the Partners in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting specific performance, injunctive relief and other equitable remedies.

Section 4.2          Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby and compliance with the terms and conditions hereof and thereof do not or shall not (as the case may be), (a) result in any breach of or constitute a default (or an event that with the passing of time or the giving of notice or both would become a default) under any contract, agreement, or other instrument applicable to the Partners, or (b) conflict with or violate any Laws applicable to the Partners. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Partners in connection with the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except for such consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.3          Capitalization. The Partners own, beneficially and of record, one hundred percent (100%) of the equity interests of the Seller, free and clear of all Liens. The Partners are the only record or beneficial owners of any equity interests in the Seller.

Section 4.4          Legal Proceedings; Orders. (a) There are no legal proceedings pending or, to the actual knowledge of the Partners, threatened, against the Partners, and (b) there are no outstanding written orders against the Partners, in each of the foregoing cases which would reasonably be expected to prohibit, interfere with, alter or materially delay the consummation of the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

Section 5.1          Organization. The Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Georgia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 5.2          Authorization. The Purchaser has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by the Purchaser, the performance by the Purchaser of its respective obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been and, as of the Closing Date, the Ancillary Agreements shall be, duly executed and delivered by the Purchaser and do or shall, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3          Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby and the fulfillment of, and compliance with, the terms and conditions hereof and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the Organizational Documents of the Purchaser, (b) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties are bound or (c) any Law applicable to the Purchaser.

Section 5.4          Financial Resources. The Purchaser has, and as of the Closing will have, sufficient cash on hand, available lines of credit or other sources of immediately available funds to enable the Purchaser to (a) pay the Purchase Price and (b) fully perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party and satisfy all costs and expenses arising in connection herewith and therewith. The Purchaser’s obligation to effect and consummate the transactions contemplated by this Agreement and the Ancillary Agreements is not subject to the receipt or availability of any funds or financing.

Section 5.5          Brokers, Finders and Investment Bankers. Neither the Purchaser, nor any officer, member, director, employee or Affiliate of the Purchaser, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Section 5.6          Legal Proceedings; Orders. (a) There are no legal proceedings pending or, to the actual knowledge of the Purchaser, threatened, against the Purchaser, and (b) there are no outstanding written orders against the Purchaser, in each of the foregoing cases which would reasonably be expected to prohibit, interfere with, alter or materially delay the consummation of the transactions contemplated hereby.

Section 5.7          Anti-Money Laundering. No funds used by the Purchaser in connection with the transactions contemplated by this Agreement or the Ancillary Agreements are derived or obtained from any money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Act of 1970 (also known as the Bank Secrecy Act), the USA PATRIOT Act or any other Law governing such activities or any U.S. economic sanctions violations.

ARTICLE VI
CERTAIN COVENANTS AND AGREEMENTS

Section 6.1          Conduct of the Business Prior to Closing. During the period commencing on the date of this Agreement and ending at the Closing or such earlier date as this Agreement is terminated in accordance with its terms (the “Pre-Closing Period”), the Seller shall, and the Partners shall cause the Seller to, carry on the Business only in the Ordinary Course of Business and shall use commercially reasonable efforts to (i) maintain and preserve its business organization, assets and properties (excepting therefrom Excluded Assets) and (ii) preserve its business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Further, and without limiting the foregoing, during the Pre-Closing Period, the Seller shall not, directly or indirectly, (a) make any expenditure or commitment in any way related to or affecting the Business in an amount in excess of $25,000 (in any one case) or $100,000 (in the aggregate), except in the Ordinary Course of Business, or (b) purchase, commit to purchase or otherwise acquire or commit to acquire any Real Property or interest in any real property, except in the Ordinary Course of Business, in each case without the prior written consent of the Purchaser.

Section 6.2          Public Announcements. No Party shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein, including, without limitation, the Transaction Press Release, without the prior approval of the Purchaser and the Seller. Notwithstanding the foregoing, nothing in this Section 6.2 shall prevent any Party from making any public announcement required to satisfy its or his obligations under the Law or under the rules of any national securities exchange. For the avoidance of doubt, the Parties acknowledge that, upon receiving the approval of the Purchaser and the Seller, the Purchaser shall be responsible for making any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein, including, without limitation, issuing the Transaction Press Release.

Section 6.3          Employees.

(a)          Transferred Employees. Commencing on the Closing Date, the Purchaser shall offer employment, on an “at will” basis, to those Persons who are listed on Schedule 6.3(a)-1 (“Potential Transferred Employees”). All offers of employment shall be contingent upon providing proof of eligibility to work in the United States and executing Purchaser’s customary assignment of inventions, work made for hire, non-disclosure and employee handbook acknowledgement (as applicable). Potential Transferred Employees who accept such offers are referred to herein as the “Transferred Employees” and the date on which any such Transferred Employee commences employment with the Purchaser or one of its Affiliates shall be referred to as the Transferred Employee’s “Transfer Date”. The Purchaser shall have no obligation of any kind to offer employment or otherwise with respect to any employee of the Seller who is not a Potential Transferred Employee.

(b)          Compensation and Benefits. With respect to each Transferred Employee, for the period beginning on the applicable Transfer Date and ending on December 31, 2024 (the “Transition Period”), the Purchaser or its Affiliates shall provide to each Transferred Employee (i) annual cash bonus opportunities and annual base salary or hourly wage rates, as applicable, that are no less favorable than such amounts provided by the Seller to the Transferred Employees prior to the Closing as listed on Schedule 3.15(a)-1 and (ii) employee benefits that are no less beneficial than the employee benefits provided by the Seller to the Transferred Employees prior to the Closing as listed on Schedule 3.15(a)-4; provided, however, that notwithstanding anything in this Section 6.3(b) to the contrary, such compensation and benefits provided by the Purchaser during the Transition Period shall be of the type and at levels sufficient to comply with applicable Law and as permitted under the Purchaser’s employee benefit plans. With respect to any compensation and benefit plan, program or policy of Purchaser and/or their Affiliates (the “Purchaser Plans”) that are made available after the Closing Date to any Transferred Employee: (i) the Purchaser shall use commercially reasonable efforts to ensure that service with the Seller (or its predecessors) by any such Transferred Employee prior to the Closing Date shall be credited for eligibility, participation and vesting purposes under such plan, program or policy and for purposes of calculating benefits under any severance, sick leave or vacation plans, in each case to the same extent that such service with the Seller (or its predecessors) prior to the Closing Date was recognized for such purpose under the corresponding Company Benefit Plan set forth on Schedule 3.15(a)-4 and (ii) with respect to any welfare benefit plans to which such Transferred Employee may become eligible, the Purchaser shall use commercially reasonable efforts to cause such plans to provide credit for any co-payments or deductibles and maximum out-of-pocket payments by such Transferred Employee during the year in which the Closing occurs and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that had not been satisfied prior to the Closing Date; provided, however, that prior service shall not be recognized to the extent that such recognition would result in a duplication of benefits. The Purchaser shall recognize vacation days and paid time off previously accrued and reserved for by the Seller immediately prior to the Closing Date. Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring either the Purchaser or any of its Affiliates to be obligated to continue the employment or services of any Transferred Employee for any period after the applicable Transfer Date, or the terms or conditions of employment after the end of the Transition Period. Nothing in this Section 6.3(b), express or implied, shall be (y) construed to create any third-party beneficiary rights in any Person or (z) deemed or construed to be an amendment or other modification of the Company Benefit Plans or any Purchaser Plans.

(c)          Information. The Seller shall provide the Purchaser all information relating to each Potential Transferred Employee as the Purchaser may reasonably require in connection with its employment of such individuals, including initial employment dates, termination dates, reemployment dates, hours of service, compensation and Tax withholding history in a form that shall be usable by the Purchaser and such information shall be true, correct and complete in all respects.

(d)          COBRA. The Purchaser shall be solely responsible for offering and providing COBRA continuation coverage (“COBRA Coverage”) with respect to any Potential Transferred Employee or other “qualified beneficiary” who is covered by a Company Benefit Plan that is a “group health plan” (as defined under COBRA) and who experiences a qualifying event on, after or prior to the Closing. “Qualified beneficiary,” “group health plan” and “qualifying event” are as defined in Section 4980B of the Code. The Purchaser agrees that all obligations to provide such continuation coverage to all of its employees, including any beneficiaries who are or become “M&A Qualified Beneficiaries” (as such term is defined in Treasury Regulations §54.4980B-9), are being allocated to the Purchaser.

Section 6.4          Taxes; Expenses. Any transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any filing and recording fees) (“Transfer Taxes”) payable as a result of the Acquisition shall be paid and borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller. The Parties shall cooperate in the preparation, execution and filing of all Tax Returns regarding Transfer Taxes that become payable in connection with the transactions contemplated hereby.

Section 6.5          Insurance. If requested by the Purchaser, the Seller shall in good faith cooperate with the Purchaser and take all actions reasonably requested by the Purchaser that are necessary or desirable to permit the Purchaser to have available to it following the Closing the benefits (whether direct or indirect) of the insurance policies maintained by or on behalf of the Seller that are currently in force. All costs relating to the actions described in this Section 6.5 shall be borne by the Purchaser.

Section 6.6          Non-Competition; Non-Solicitation. To further ensure that the Purchaser receives the expected benefits of acquiring the Business, without the prior written consent of the Purchaser, the Seller shall not and shall not permit any of its Affiliates to, during the period beginning on the Closing Date and continuing for a period of five (5) years from the Closing Date, in any manner, directly or indirectly or by assisting any other Person, (a) engage in, have an equity or profit interest in, or render services to any Person that is in the business of constructing and selling homes and residential communities in the Territory; provided, that, the Seller and its Affiliates shall be permitted to (i) at any time, build and invest in Custom Homes and (ii) following the later of (A) the third (3rd) anniversary of the Closing Date and (B) the date that Ray is no longer employed by the Purchaser, engage in, have an equity or profit interest in, or render services to any Person that is in the business of lot development; or (b) solicit, recruit or hire away, on any of their behalves or on behalf of any other Person, any Transferred Employee. In furtherance of the foregoing, Ray shall execute the Ray Restrictive Covenants Agreement. Notwithstanding anything to the contrary in this Section 6.6, the Parties expressly agree that Ray’s direct or indirect equity or profit interest in, or rendering of services to, the Persons listed on Schedule 6.6(b), in each case to the extent related to the business of lot development, does not violate this Section 6.6.

Section 6.7          Transaction Costs. Except as otherwise expressly provided herein, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its accountants and counsel, (b) the Seller shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of their financial advisors, accountants and counsel (including Whelan Advisory LLC), and (c) the Partners shall pay their own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby.

Section 6.8          Confidential Information.

(a)          The Parties acknowledge that the Purchaser and the Seller have previously executed that certain Non-Disclosure Agreement, dated June 12, 2022 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein, until the Closing, at which time it shall terminate.

(b)          The Partners, the Seller and each of their respective Affiliates shall keep confidential, and shall not use, directly or indirectly, for the benefit of the Seller, the Partners, their Affiliates or others, and shall not disclose to any other Person, from and after the date hereof, (i) any information obtained in confidence from the Purchaser or its Affiliates, and (ii) any Confidential Information; provided, that, this Section 6.8(b) shall not apply to any information (x) which is or becomes generally available to the public other than as a result of disclosure in violation of this Section 6.8(b) or any other confidentiality requirements, or (y) which is required to be disclosed by applicable Laws, in which case the Seller or the Partners shall provide the Purchaser with reasonably prompt notice of such disclosure so that the Purchaser may seek to obtain a protective order or other reasonable assurance that such disclosure shall be treated confidentially. If the transactions contemplated by this Agreement are not consummated, the Seller and the Partners shall return or destroy all confidential information received from the Purchaser or its Affiliates upon the Purchaser’s request.

Section 6.9          Seller Survival. The Seller shall remain in existence until the applicable statute of repose (or analogous Law) has expired with respect to each home sold by the Seller; provided, however, that as soon as practicable following the wind down of the Excluded Assets listed on Schedule 1.3(k), the Seller and the Partners shall cause the Seller to be renamed as needed so as not to utilize any of the Seller Intellectual Property and shall otherwise cease from any use of the Seller Intellectual Property as soon as practicable following the wind down of the Excluded Assets listed on Schedule 1.3(k).

Section 6.10          Warranty Administration.

(a)          Following the Closing Date, the Purchaser will perform warranty administration services (“Warranty Work”) with respect to any homes of the Seller that are under construction, under development or completed by the Seller, including, without limitation, the Sold Homes.

(b)          The Warranty Work shall be at “Cost,” which shall be defined as the actual out-of-pocket third party costs, including subcontractors, materials and services (collectively, “Warranty Costs”). The Purchaser shall be paid for the Warranty Costs relating to Sold Homes in accordance with the procedures set forth in Section 9.7.

(c)          The Seller and the Partners will cooperate with the Purchaser in connection with the services to be performed pursuant to this Section 6.10, including promptly making available all books and records (including all architectural and engineering plans, subcontractor agreements and related files and information), and shall cooperate with the Purchaser to enable the Purchaser to enforce or obtain the benefit of any warranty or guarantee given by any subcontractor utilized by the Seller.

(d)          Subject to the provisions of Section 6.10(a) and Section 9.7, the Purchaser shall determine in its reasonable discretion whether and in what manner any Warranty Work or other obligations performed pursuant to this Section 6.10 shall be performed. The Purchaser makes no representations or warranties of any kind, implied or expressed, with respect to its performance of Warranty Work or other obligations pursuant to this Section 6.10, including no warranties of merchantability or fitness for a particular purpose. The provisions of this Section 6.10 are for the sole benefit of the Parties and are not intended to confer upon any Person, other than the Parties, including the purchasers and owners of any home constructed by the Seller, any rights or remedies hereunder. The services to be provided by the Purchaser pursuant to this Section 6.10 are those of an independent contractor and nothing contained herein shall be construed as creating a partnership, joint venture, agency, trust or other association of any kind, each Party being individually responsible only for its or his obligations as set forth in this Agreement. Nothing herein shall be deemed to constitute an employment relationship between the Seller and the employees of the Purchaser engaged in performing the services to be provided pursuant to this Section 6.10.

(e)          For the avoidance of doubt, except as otherwise expressly set forth herein, none of the provisions contained in this Section 6.10 shall operate as an assumption by the Purchaser of any liabilities or obligations of the Seller for any Sold Home.

Section 6.11          Support of Transaction. Without limiting any covenant contained in this Article VI, the Parties shall each, and shall each cause their respective Affiliates to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain or provide, as applicable, as promptly as practicable all governmental and regulatory consents and notices required to be obtained or provided, as applicable, in connection with the transactions contemplated by this Agreement, and (b) take such other action as may reasonably be necessary, proper or advisable to satisfy the conditions of Article VII and Article VIII, comply with this Agreement and consummate the transactions contemplated hereby as promptly as practicable.

ARTICLE VII
CLOSING CONDITIONS

Section 7.1          Conditions to Obligations of All Parties. The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)          Governmental Approvals. All authorizations, consents, orders, or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the consummation of the transactions contemplated by this Agreement, shall have been filed, been obtained, or occurred, including with respect to those Licenses set forth on Schedule 7.1(a).

(b)          No Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any order, stay, decree, judgment, or injunction (preliminary or permanent) or statute, rule, or regulation that is in effect and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement.

(c)          Third Party Consents. Executed written consents (or waivers with respect thereto) with respect to the Assumed Contracts set forth on Schedule 7.1(c) shall have been obtained (and all such consents and waivers shall be in full force and effect).

Section 7.2          Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or the Purchaser’s waiver in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a)          The representations and warranties of the Seller and the Partners contained in Article III and Article IV shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date), except that Section 3.10(a) and those representations and warranties that by their terms are already qualified by materiality or Material Adverse Effect shall be true and correct in all respects.

(b)          The Seller and the Partners shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by each of them at or prior to the Closing Date.

(c)          The Purchaser shall have received a certificate from each of the Seller and the Partners, dated as of the Closing Date and signed by an authorized representative of each of the Seller and the Partners, certifying that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied with respect to each of them, as applicable.

(d)          The Seller and the Partners shall have delivered, or shall have caused to be delivered, to the Purchaser each of the items set forth in Section 8.1.

Section 7.3          Conditions to Obligations of the Seller and Partners. The obligations of the Seller and the Partners to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or the Seller’s and the Partners’ waiver in their sole discretion, at or prior to the Closing, of each of the following conditions:

(a)          The representations and warranties of the Purchaser contained in Article V shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date), except that those representations and warranties that by their terms are already qualified by materiality or Material Adverse Effect shall be true and correct in all respects.

(b)          The Purchaser shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)          The Seller shall have received a certificate from the Purchaser, dated as of the Closing Date and signed by an authorized representative of the Purchaser, certifying that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)          The Purchaser shall have delivered, or shall have caused to be delivered, to the Seller each of the items set forth in Section 8.2.

ARTICLE VIII
CLOSING DELIVERIES

Section 8.1          Closing Deliveries of the Seller and the Partners. At or prior to the Closing, the Seller and, where applicable, the Partners, shall have delivered, or shall have caused to be delivered, to the Purchaser the following:

(a)          special warranty deeds in form and substance reasonably acceptable to the Purchaser and the Seller (prepared by the Purchaser, at the Purchaser’s sole cost and expense), bills of sale, instruments of assignment, certificates of title and other conveyance documents, in each case executed by the Seller, dated as of the Closing Date, transferring to the Purchaser all of the Seller’s right, title and interest in and to the Acquired Assets, together with possession of the Acquired Assets, in the case of each of the foregoing instruments, in form and substance reasonably acceptable to the Purchaser and the Seller and prepared by the Purchaser, at the Purchaser’s sole cost and expense;

(b)          executed payoff letters from each lender to the Seller, setting forth the full amount due and owing to such lender or leaseholder as of the Closing necessary to release any Liens in favor of such lender or leaseholder affecting the Acquired Assets, which payoff letters shall include verifiable wiring instructions, contact information for such lender or leaseholder and a per diem amount;

(c)          owner’s affidavits, title affidavits, certificates and other documents, in each case executed by the Seller (in customary form reasonably acceptable to the Purchaser and the Seller) as are reasonably necessary to enable the Purchaser to obtain an irrevocable commitment to issue a title insurance policy or policies from a title insurance company and underwriter satisfactory to the Purchaser (the “Title Commitments”), at the Purchaser’s sole cost and expense; which Title Commitments (i) do not disclose any Lien (other than Permitted Liens) and (ii) are a commitment for a Texas form T-1 owner’s title insurance policy, provided, however, in no event shall Ray or any Affiliates of the Seller be required to execute any indemnitees or take on any liabilities in connection with the delivery of the instruments in this Section 8.1(c);

(d)          a properly completed and duly executed IRS Form W-9 in respect of the Seller (including for purposes as described in Treasury Regulations 1.1445-2(b)(2)(v) and any corresponding state statutes) so that the Purchaser is exempt from withholding any portion of the Closing Payment;

(e)          employment agreement executed by Ray, in substantially the form attached hereto as Exhibit C (the “Ray Employment Agreement”);

(f)          Seller Note executed by Ray, in substantially the form attached hereto as Exhibit D.

(g)          restrictive covenants agreement executed by Ray, in substantially the form attached hereto as Exhibit B (the “Ray Restrictive Covenants Agreement”);

(h)          executed Escrow Agreement, in substantially the form attached hereto as Exhibit E;

(i)          executed resignations of any Seller designee from any director or officer positions for any Association, if requested by the Purchaser; and

(j)          executed counterparts to association assignment and assumption agreements with respect to any Association by the Seller in form and substance reasonably acceptable to the Purchaser.

Section 8.2          Closing Deliveries of the Purchaser. At or prior to the Closing, the Purchaser shall have delivered, or shall have caused to be delivered, to the Seller and the Partners the following:

(a)          the Closing Payment;

(b)          executed documents evidencing the assumption of the Assumed Liabilities;

(c)          executed Ray Employment Agreement;

(d)          executed Seller Note; and

(e)          executed Escrow Agreement.

ARTICLE IX
INDEMNIFICATION

Section 9.1          Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for fifteen (15) months following the Closing Date; provided, that, the representations and warranties contained in Section 3.3 (Authorization), Section 3.4(a) (Absence of Restrictions and Conflicts), Section 3.4(b) (Absence of Restrictions and Conflicts), Section 3.5(e) (Real Property), the first sentence of Section 3.6(a) (Title to Assets; Sufficiency of Assets), Section 3.11 (Legal Proceedings) Section 3.14 (Tax Returns; Taxes), Section 3.19 (Solvency) and Section 3.25 (Brokers, Finders and Investment Bankers) (collectively, the “Surviving Representations”) shall survive until the date that is sixty (60) days following the expiration of the statute of limitations applicable with respect to the underlying claim. Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy of such representation or warranty giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time, and such period of survival shall continue until the indemnification claim related to such inaccuracy of such representation or warranty shall have been finally resolved pursuant to this Article IX. The covenants and agreements of the Parties (including, without limitation, the covenants, agreements and indemnities of the Parties set forth in this Article IX) contained in this Agreement shall survive indefinitely, except as limited by Law (including any applicable statutes of limitation or repose, as applicable, with respect to the underlying claim); provided, for the avoidance of doubt, that if a statute of limitation or repose is tolled, the covenants, agreements and indemnities of this Agreement shall survive until the final expiration of such statute of limitation or repose.

Section 9.2          Indemnification Obligations of the Seller and the Partners. From and after the Closing, and subject to the provisions of Section 9.1 and Section 9.4, the Seller and the Partners shall, jointly and severally, indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against, and in respect of, any and all claims, liabilities, obligations, damages, losses, costs, expenses, royalties, proceedings, deficiencies, penalties, fines and judgments (at equity or at Law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’, accountants’, and consultants’ fees and expenses) (collectively, “Losses”) relating to, resulting from or arising out of:

(a)          any Excluded Liability (other than any Losses with respect to Sold Homes, which are separately addressed hereunder in Section 6.10 and Section 9.7);

(b)          any breach or inaccuracy of any representation or warranty made by the Seller or the Partners in this Agreement or in any Ancillary Agreement (for purposes of this Section 9.2(b), such representations and warranties shall be read without reference to materiality, Material Adverse Effect or similar monetary and non-monetary qualifications for both purposes of establishing whether a breach or inaccuracy has occurred and calculating the amount of any Loss resulting therefrom);

(c)          any breach of any covenant, agreement or undertaking made by the Seller or the Partners in this Agreement or in any Ancillary Agreement; or

(d)          any items listed on Schedule 9.2(d).

The Losses of the Purchaser Indemnified Parties described in this Section 9.2 as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses.”

Section 9.3          Indemnification Obligations of the Purchaser. From and after the Closing, and subject to the provisions of Section 9.1 and Section 9.4, the Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from, against and in respect of any and all Losses relating to, resulting from or arising out of:

(a)          any Assumed Liabilities;

(b)          any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any Ancillary Agreement (for purposes of this Section 9.3(b), such representations and warranties shall be read without reference to materiality, Material Adverse Effect or similar monetary and non-monetary qualifications for purposes of calculating the amount of any Loss resulting therefrom); or

(c)          any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any Ancillary Agreement.

The Losses of the Seller Indemnified Parties described in this Section 9.3 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses.”

Section 9.4          Liability Limits.

(a)          Seller and Partners Liability Limits.

(i)          (A) The Seller and the Partners shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 9.2(b) for Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds one half of one percent (0.5%) of the Final Purchase Price (the “Deductible”), in which event, subject to the other limitations on liability herein, the Seller shall be liable for all such Purchaser Losses in excess of the Deductible and (B) the maximum liability of the Seller and the Partners for indemnification under Section 9.2(b) shall be eight percent (8%) of the Final Purchase Price (the “General Cap”); provided, that, the Deductible and the General Cap shall not apply to breaches of the Surviving Representations or in the case of fraud, willful misconduct or intentional breach by the Seller or the Partners.

(ii)          The maximum liability of the Seller and the Partners for indemnification under Section 9.2(a), Section 9.2(c), Section 9.2(d) and breaches of the Surviving Representations shall, in the aggregate, be the Final Purchase Price (the “Purchase Price Cap”); provided, that, the Purchase Price Cap shall not apply in the case of fraud, willful misconduct or intentional breach by the Seller or the Partners.

(iii)          Notwithstanding anything herein to the contrary, with respect to any Purchaser Indemnified Losses arising from (A) the Mill Creek Claim (or the related Mill Creek Notice of Lis Pendens) or (B) title defects with respect to any parcel of Owned Real Property, if the Purchaser has obtained any title insurance policy with respect to such parcel (a “Title Policy”), the Parties agree that if the Purchaser has a claim under such Title Policy and the subject matter of that claim (A) relates to the Mill Creek Claim (or the related Mill Creek Notice of Lis Pendens) or (B) also constitutes a breach or inaccuracy of any representation or warranty made by the Seller or the Partners in this Agreement, then (A) the Purchaser shall look first to such Title Policy for recovery of such Loss and (B) the Purchaser shall be permitted to assert a claim against the Seller or the Partners for recovery of such Purchaser Indemnified Loss after the Purchaser has used commercially reasonable efforts to pursue recovery under such Title Policy and recovery has been denied (whether or not the denial is appealable). Any recovery from the Seller or the Partners hereunder, if any, shall be in excess of amounts actually received by the Purchaser under such Title Policy. In the event the Purchaser has a claim against the Seller or the Partners pursuant to this Section 9.4(a)(iii), any time-based limitation for asserting such a claim under this Agreement shall be tolled from the date the Purchaser notifies the Seller or the Partners in writing regarding such claim until the date when all remedies available to the Purchaser under the applicable Title Policy have been fully exhausted.

(iv)          Notwithstanding anything herein to the contrary, with respect to any Purchaser Indemnified Losses arising under any agreement set forth on Schedule 3.5(b)(ii) (each, a “Lot Development Agreement”), if the subject matter of that claim also constitutes a breach or inaccuracy of any representation or warranty made by the Seller or the Partners in this Agreement, then the Parties agree that (A) the Purchaser shall look first to such Lot Development Agreement for recovery of such Loss and (B) the Purchaser shall be permitted to assert a claim against the Seller or the Partners for recovery of such Purchaser Indemnified Loss after the Purchaser has used commercially reasonable efforts to pursue recovery under such Lot Development Agreement and recovery has been denied (whether or not the denial is appealable). Any recovery from the Seller or the Partners hereunder, if any, shall be in excess of amounts actually received by the Purchaser under such Lot Development Agreement. In the event that the Purchaser has a claim against the Seller or the Partners pursuant to this Section 9.4(a)(iv), any time-based limitation for asserting such a claim under this Agreement shall be tolled from the date the Purchaser notifies the Seller or the Partners in writing regarding such claim until the date when all remedies available to the Purchaser under the applicable Lot Development Agreement have been fully exhausted.

(b)          Purchaser Liability Limits.

(i)          (A) The Purchaser shall not be liable to the Seller Indemnified Parties for indemnification under Section 9.3(b) for Seller Losses unless and until the aggregate amount of such Seller Losses exceeds the Deductible, in which event, subject to the other limitations on liability herein, the Purchaser shall be liable for all such Seller Losses in excess of the Deductible, and (B) the maximum liability of the Purchaser for indemnification under Section 9.3(b) shall be the General Cap; provided, that, the Deductible and the General Cap shall not apply in the case of fraud, willful misconduct or intentional breach by the Purchaser.

(ii)          The maximum liability of the Purchaser for indemnification under Section 9.3(a) and Section 9.3(c) shall, in the aggregate, be the Purchase Price Cap; provided, that, the Purchase Price Cap shall not apply in the case of fraud, willful misconduct or intentional breach by the Purchaser.

(c)          Recovery.

(i)          Subject to Section 9.7, any right of a Purchaser Indemnified Party to recover any amounts owed or payable to it hereunder (including under this Article IX) (“Purchaser Indemnified Losses”), (A) first, shall be satisfied from the Indemnity Escrow Amount, (B) second, to the extent the Indemnity Escrow Amount is insufficient to make payment to such Purchaser Indemnified Party of any Purchaser Indemnified Losses, the amount of such remaining Purchaser Indemnified Losses shall be satisfied by the Seller, and (C) thereafter, to the extent the Seller does not timely and fully satisfy such remaining Purchaser Indemnified Losses, the amount of such remaining Purchaser Indemnified Losses shall be satisfied by the Partners.

(ii)          Once a Purchaser Loss is (A) agreed to in writing by the Seller or (B) determined to be payable pursuant to this Article IX by a court of competent jurisdiction, if (I) the Indemnity Escrow Amount is insufficient to satisfy the amount of such Purchaser Loss and (II) the Seller or the Partners (in accordance with Section 9.4(c)(i)(B) and Section 9.4(c)(i)(C), respectfully) fail to pay the amount of such Purchaser Loss to the Purchaser Indemnified Parties within fifteen (15) Business Days (with respect to Third Party Claims) or ten (10) Business Days (with respect to claims that do not involve a Third Party Claim or Warranty Work), the Purchaser shall, in its sole discretion, (x) first, be entitled to use any Earnout Payments to satisfy the amount of such Purchaser Loss owed to the Purchaser Indemnified Parties and (y) second, to the extent all Earnout Payments are insufficient to fully satisfy such Purchaser Loss, be entitled to use the Seller Note to satisfy the remaining amount of such Purchaser Loss owed to the Purchaser Indemnified Parties. The set-off rights of the Purchaser Indemnified Parties pursuant to this Section 9.4(c)(ii) will be in addition to any other rights of the Purchaser Indemnified Parties pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement, the calculation hereunder of the Earnout Payments will give effect to any set-off that has been applied pursuant to this Section 9.4(c)(ii) to the Earnout Payments.

Section 9.5          Indemnification Procedure for Third Party Claims.

(a)          Promptly following receipt by a party seeking indemnification (the “Indemnified Party”) of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment under this Article IX for any Purchaser Loss or any Seller Loss (as the case may be), other than Warranty Work (each, a “Third Party Claim”), such Indemnified Party shall notify the Purchaser or the Seller, as the case may be (the “Indemnifying Party”), provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such Third Party Claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within ten (10) days thereafter assuming full responsibility for any Purchaser Losses or Seller Losses (as the case may be) resulting from such Third Party Claim, to assume the defense of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the Third Party Claim on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such ten (10)-day period, then such Indemnified Party may employ counsel to represent or defend it in any such Third Party Claim and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred. In any Third Party Claim for which indemnification is being sought hereunder the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its or his own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b)          No Indemnified Party may settle or compromise any Third Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party is not permitted to or fails to assume and maintain the defense of such Third Party Claim pursuant to Section 9.5(a), or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, managers, directors, trustees, employees and Affiliates from all liability arising out of such Third Party Claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any Third Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (w) includes an unconditional release of the Indemnified Party and its officers, managers, directors, trustees, employees and Affiliates from all liability arising out of such Third Party Claim, (x) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party, (y) provides only for the payment of monetary damages, all of which will be borne by the Indemnifying Party, and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c)          Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of a Third Party Claim (i) which includes criminal charges, (ii) that does not solely seek and continue to solely seek monetary damages, (iii) if the Indemnified Party is a Purchaser Indemnified Party and the Purchaser reasonably believes potential Purchaser Losses related thereto would likely exceed the amount remaining of the Indemnity Escrow Amount, (iv) which would have a material and adverse effect on the Business or the Purchaser, or (v) if the Indemnified Party has been advised by counsel that an actual conflict exists between the Indemnifying Party and the Indemnified Party in connection with the defense of such Third Party Claim.

Section 9.6          Indemnification Procedure for Direct Claims. In the event an Indemnified Party claims a right to payment pursuant to this Article IX that does not involve a Third Party Claim or Warranty Work, such Indemnified Party shall send written notice of such claim to (a) in the case of the Purchaser and Purchaser Indemnified Parties, the Seller, and (b) in the case of the Seller and Seller Indemnified Parties, the Purchaser. Such notice shall specify the basis for such claim. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section 9.6, it being understood that notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 9.1. In the event the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its or his receipt of such notice that the Indemnifying Party disputes its or his liability to the Indemnified Party under this Article IX or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article IX, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is unknown or estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. In the event the Indemnifying Party has timely disputed its or his liability with respect to such claim as provided above, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within ten (10) Business Days following the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

Section 9.7          Indemnification Procedure for Warranty Costs.

(a)          Notwithstanding anything to the contrary set forth herein, the Parties shall allocate and bear the Warranty Costs relating to Sold Homes as follows:

(i)          First, the Purchaser shall apply the Warranty Costs relating to Sold Homes against the Warranty Reserve;

(ii)          Second, if the Warranty Reserve has been exhausted in accordance with Section 9.7(a)(i) and there are any remaining or outstanding Warranty Costs relating to Sold Homes, the Purchaser shall apply such Warranty Costs against the Warranty Administration Escrow Amount;

(iii)          Third, if the Warranty Administration Escrow Amount has been exhausted in accordance with Section 9.7(a)(ii), and there are any remaining or outstanding Warranty Costs relating to Sold Homes, such amounts shall (A) be satisfied in accordance with Section 9.4(c), and (B) such remaining or outstanding Warranty Costs relating to Sold Homes shall be the joint and several responsibility of the Seller and the Partners in accordance with this Article IX for a period ending on the two (2) year anniversary of the Closing Date.

(b)          The Purchaser shall perform or cause to be performed all Warranty Work, and, except as set forth in this Section 9.7(b), the Purchaser shall exclusively control any action or proceeding with respect to any Warranty Work; provided, that, the costs and fees to enforce any warranties and/or guarantees provided by the subcontractors or manufacturers with respect to whose work or product requires the Warranty Work shall constitute Excluded Liabilities. The Seller shall have the right to receive periodic updates regarding the Purchaser’s administration of any Warranty Work, and the Purchaser shall furnish the Seller and its representatives with access to all relevant information that is reasonably requested in writing by the Seller with respect thereto. Notwithstanding anything herein to the contrary, for any Warranty Work for which the Purchaser reasonably anticipates that the total liability with respect thereto will exceed $5,000, the Purchaser shall not settle or compromise such matter, or undertake repairs with respect to such matter, without the prior approval of the Seller, which approval shall not be unreasonably withheld, conditioned or delayed, and which approval shall, in any event, be deemed to have been granted to the Purchaser after twenty-five (25) Business Days from the date of the Purchaser’s submission of such Warranty Work to the Seller in writing if the Seller does not respond in writing by 5:00 p.m. E.T. on such twenty-fifth (25th) Business Day. If there is a dispute between the Purchaser and the Seller with respect to any Warranty Work exceeding $5,000, the Purchaser shall have the right to submit such matter to a licensed professional employed by a reputable residential construction consulting firm having no existing relationship with any Party and mutually acceptable to the Parties (the “Consultant”).The Parties shall promptly submit their positions, including all supporting factual and technical information as may be reasonably requested by the Consultant, with respect to such Warranty Work to the Consultant. As soon as practicable, but in no event later than thirty (30) days after referral of the dispute to the Consultant (and in any event, prior to any deadlines set by a Governmental Entity with competent jurisdiction over such dispute), the Consultant shall issue a written report to the Seller and the Purchaser setting forth, in reasonable detail, its determination of the disputed Warranty Work. Fees and expenses of the Consultant shall be borne equally by the Seller, on the one hand, and the Purchaser, on the other hand. Such decision of the Consultant shall be final and binding on the Parties. For the avoidance of doubt, except as otherwise expressly set forth herein, none of the provisions contained in this Section 9.7 shall operate as an assumption by the Purchaser of any liabilities or obligations of the Seller for any Sold Homes.

Section 9.8          Set-off. The exercise of or failure to exercise any right of set-off expressly permitted hereunder will not constitute an election of remedies or limit in any manner the enforcement of any other remedy that may be available to the Purchaser.

Section 9.9          Investigations. The respective representations and warranties of the Parties contained in this Agreement or any certificate or other document delivered by any Party at or prior to the Closing and the rights to indemnification set forth in Article IX shall not be deemed waived or otherwise affected by any investigation made, or knowledge acquired, by a Party.

Section 9.10          Guaranty of Ray. To induce Purchaser to enter into this Agreement, Ray hereby absolutely, irrevocably and unconditionally guarantees the due and punctual performance, when due and on the terms and conditions set forth herein, of the Seller’s obligations to pay, if applicable, any monies to the Purchaser Indemnified Parties pursuant to this Article IX. This guarantee (a) is a present and continuing guarantee of payment and not of collectability, and (b) is in no way conditioned or contingent upon any attempts to collect or upon any other condition or contingency.

ARTICLE X
TERMINATION

Section 10.1          Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a)          by the mutual written consent of the Purchaser and the Seller;

(b)          by the Purchaser or the Seller, if the (i) Closing does not occur on or before the Outside Date; provided, that, the right to terminate this Agreement pursuant to this clause will not be available to any Party whose breach of any provision of this Agreement resulted in the failure of the Closing to be consummated by the Outside Date or (ii) consummation of the transactions contemplated by this Agreement would violate any non-appealable final order, decree, or judgment of any Governmental Entity having competent jurisdiction; provided, that, the Seller, on the one hand, and the Purchaser, on the other hand, will not be permitted to terminate this Agreement under this Section 10.1(b) if such Party’s failure to fulfill any obligation under this Agreement has been a material cause of such order, decree, or judgment;

(c)          by the Purchaser if there has been a breach of or failure to perform any representation, warranty, agreement, covenant or condition on the part of the Seller or the Partners set forth in this Agreement, which breach or failure to perform (i) would result in the failure to satisfy a condition set forth in Section 7.2 and (ii) cannot be, or has not been, cured by the date that is ten (10) days after the Purchaser notifies the Seller or the Partners, as applicable, in writing of the breach or violation; provided, that, the Purchaser will not be permitted to terminate this Agreement under this Section 10.1(c) if the Purchaser is then in breach of its obligations under this Agreement; or

(d)          by the Seller if there has been a breach of or failure to perform any representation, warranty, agreement, covenant or condition on the part of the Purchaser set forth in this Agreement, which breach or failure to perform (i) would result in the failure to satisfy a condition set forth in Section 7.3 and (ii) cannot be, or has not been, cured by the date that is ten (10) days after the Seller notifies the Purchaser in writing of such breach or violation; provided, that, the Seller will not be permitted to terminate this Agreement under this Section 10.1(d) if the Seller is then in breach of its obligations under this Agreement.

Section 10.2          Effect of Termination. In the event of the termination of this Agreement in accordance with this Article X, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:

(a)          the provisions of Section 6.7 (Transaction Costs), Section 6.8 (Confidential Information), this Section 10.2 and Article XI (Miscellaneous Provisions) shall remain in full force and effect and survive any termination of this Agreement; and

(b)          nothing herein shall relieve any Party from liability for any fraud, willful misconduct or intentional breach of this Agreement.

ARTICLE XI
MISCELLANEOUS PROVISIONS

Section 11.1          Notices. All notices, requests and other communications to any Party will be in writing (including electronic mail (“e-mail”) transmission) and will be given,

If to the Purchaser, to:	SDH Houston LLC
c/o Smith Douglas Holdings LLC
110 Village Trail, Suite 215
Woodstock, Georgia 30188
Attn: Vice President and Chief Legal Officer
Email: ***

with a copy to:	King & Spalding LLP
1180 Peachtree Street, NE
Atlanta, Georgia 30309
Attn: Cal Smith
Email: ***

if to the Seller or any
of the Partners, to:	Devon Street Homes, L.P.
4545 Post Oak Place Drive, Suite 203
Houston, Texas 77027
Attn: Stephen Ray
Email: ***

with a copy to:	Jackson Walker LLP
100 Congress Avenue, Suite 1100
Austin, Texas 78701
Attn: Cale McDowell
Email: ***

or such other address or e-mail address as such Party may specify after the date of this Agreement for the purpose by notice to the other Parties. Any such notice, request or other communication will be deemed given or made (a) on the date of delivery, if delivered in person or by e-mail, (b) on the first Business Day following timely delivery to a national overnight courier service or (c) on the fifth Business Day following it being mailed by registered or certified mail. Failure to comply with the provisions of this Section 11.1 will not affect the rights or obligations of any Party except to the extent that any such failure materially and adversely prejudices another Party.

Section 11.2          Schedules and Exhibits. The Schedules and Exhibits are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

Section 11.3          Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties; provided that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party, be entitled to assign this Agreement or all or any part of its or his rights or obligations hereunder to one or more Affiliates of the Purchaser. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 11.4          Captions. The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 11.5          Controlling Law; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Texas without reference to its choice of Law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 11.6          Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any defense in any action for specific performance that a remedy at law would be adequate.

Section 11.7          Consent to Jurisdiction, Etc. Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Texas or the federal courts located in Harris County, in the State of Texas, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 11.7 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 11.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

Section 11.8          Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

Section 11.9          Counterparts and Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts. The exchange of copies of this Agreement and the signature pages by facsimile transmission or other electronic means shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes

Section 11.10          Enforcement of Certain Rights. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary hereof.

Section 11.11          Waiver. Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time. Any failure to assert, or delay in assertion of, rights under this Agreement shall not constitute a waiver of their rights.

Section 11.12          Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all Parties.

Section 11.13          Integration. This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof and constitute the entire agreement among the Parties with respect thereto.

Section 11.14          Compliance with Bulk Sales Laws. Each Party hereby waives compliance by the Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement. The Seller and the Partners agree to indemnify and hold the Purchaser harmless from and against any Loss arising out of any failure to take any required actions under the bulk sales or comparable laws of any state.

Section 11.15          Designated Affiliates. Notwithstanding anything to the contrary, the Purchaser shall be entitled, in its sole discretion, to designate one or more Affiliates to perform any of its obligations hereunder or in connection with the transactions contemplated by this Agreement; provided, that, the Purchaser shall remain obligated for the performance of such obligation.

Section 11.16          Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the term “or” has the inclusive meaning represented by the phrase “and/or”, (e) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (f) the terms “day” and “days” mean and refer to calendar day(s) and (g) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law (as hereinafter defined) means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 11.17          Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with the Book Value Accounting Principles and, to the extent not in conflict with the Book Value Accounting Principles, GAAP.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PURCHASER:

SDH HOUSTON LLC

By:	/s/ Greg Bennett
Name:	Greg Bennett
Title:	President

[Signature Page to Asset Purchase Agreement]

SELLER:

DEVON STREET HOMES, L.P.

By: Devon Street Homes GP, L.L.C., its General Partner

By:	/s/ John Stephen Ray
Name:	John Stephen Ray
Title:	Manager

PARTNERS:

DEVON STREET HOMES GP, L.L.C.

By:	/s/ John Stephen Ray
Name:	John Stephen Ray
Title:	Manager

/s/ John Stephen Ray
JOHN STEPHEN RAY

[Signature Page to Asset Purchase Agreement]

PARTNERS:

THE BRR 2022 TRUST U/T/A DATED APRIL 20, 2022

By: Legacy Trust Company, N.A., its Trustee

By:	/s/ Phyliss Joe
Name:	Phyliss Joe
Title:	Vice President

THE CAR 2022 TRUST U/T/A DATED APRIL 20, 2022

By: Legacy Trust Company, N.A., its Trustee

By:	/s/ Phyliss Joe
Name:	Phyliss Joe
Title:	Vice President

THE TTR 2022 TRUST U/T/A DATED APRIL 20, 2022

By: Legacy Trust Company, N.A., its Trustee

By:	/s/ Phyliss Joe
Name:	Phyliss Joe
Title:	Vice President

[Signature Page to Asset Purchase Agreement]

Annex A

Definitions

The following terms, as used herein, have the following meanings:

“2024 Gross Margin” means an amount equal to (i) revenue minus (ii) cost of goods sold, as generated by the Houston Division for the period beginning on January 1, 2024 and ending on December 31, 2024, calculated in a manner consistent with the calculation of revenue minus cost of goods sold in the Financial Statements but expressly excluding any Earnout Payments from such calculation. For the avoidance of doubt, the calculation of 2024 Gross Margin will not include (a) any costs substantially similar to costs identified as “indirect construction costs” in the Financial Statements or (b) any Earnout Payments. For further avoidance of doubt, the historical calculation of gross margin by the Seller is shown on Exhibit A attached hereto and the 2024 Gross Margin shall be calculated in a manner consistent with such historical calculation (but expressly excluding any Earnout Payments from such calculation).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

“ADA” means the Americans with Disabilities Act of 1990.

“Ancillary Agreements” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Parties in connection with the transactions contemplated hereby, including the Ray Restrictive Covenants Agreement, the Ray Employment Agreement, the Seller Note and the Escrow Agreement.

“Appurtenances” means, with respect to the Real Property, all rights, privileges and easements appurtenant to such Real Property, including, without limitation, all minerals, oil, gas and other hydrocarbon substances as well as all development rights, air rights, water, water rights (and water stock, if any) relating to such real property and any easements, rights-of-way or other appurtenances used in connection with the beneficial use and enjoyment of such Real Property.

“Association” means all property owners and condominium owners associations or governing body with authority over the Real Property.

“Assumed Contracts” means, except for the contracts listed on Schedule 1.3(k), all contracts primarily related to the Business or any of the Acquired Assets, including, without limitation: (i) the Purchase and Sale Agreements, (ii) all contracts granting to the Seller an option or a first refusal, first-offer or similar preferential right to purchase or acquire any real property, (iii) all contracts and purchase orders entered into in the Ordinary Course of Business with contractors, subcontractors and suppliers, (iv) all lease, sublease and license agreements for the Owned Real Property, (v) all Leases, and (vi) all lease, sublease and license agreements entered into in the Ordinary Course of Business for personal property.

“Book Value Accounting Principles” means          the accounting principles and guidelines for determining the Business’ Final Book Value as set forth on Exhibit F.

“Book Value Deficit” means the amount, if any, by which the Business’ Final Book Value calculated in accordance with Section 2.3 is less than the Business’ Preliminary Book Value.

“Book Value Surplus” means the amount, if any, by which the Business’ Final Book Value calculated in accordance with Section 2.3 exceeds the Business’ Preliminary Book Value.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Houston, Texas.

“Business’ Closing Book Value Schedule” means a statement of the total assets included in the Acquired Assets less the total liabilities included in the Assumed Liabilities as of the Closing Date in accordance with the Book Value Accounting Principles.

“Business’ Final Book Value” means the total assets included in the Acquired Assets less the total liabilities included in the Assumed Liabilities, as finally determined pursuant to Section 2.3, and calculated in accordance with the Book Value Accounting Principles, and as reflected on the Business’ Final Book Value Schedule.

“Business’ Final Book Value Schedule” means the Business’ Closing Book Value Schedule as finally determined pursuant to Section 2.3.

“CCRs” means any easement, covenants, conditions, restrictions, declarations or similar provision in any instrument of record or other unrecorded agreement applicable to or related to the Real Property.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the rules and regulations promulgated thereunder.

“Closing” means the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities contemplated by Article I.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained by the Seller or to which the Seller makes or has an obligation to make, contributions or with respect to which the Seller would reasonably be expected to have any liability (fixed, contingent or otherwise), including as an ERISA Affiliate.

“Confidential Information” means any data or information of the Seller (including trade secrets) that is valuable to the operation of the Business and not generally known to the public or competitors.

“Custom Homes” means any residential properties uniquely designed and constructed with a fair market value of at least $1,000,000.

“Disclosure Schedule” means the disclosure schedule delivered by the Seller to the Purchaser on the date hereof and which forms a part of this Agreement.

“Employee Benefit Plan” means, with respect to any Person, (a) each plan, fund, program, agreement, arrangement or scheme that is sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions or with respect to which such Person has any liability or contingent liability, providing for employee benefits or for the remuneration, direct or indirect, of the current or former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, (b) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (d) each severance plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal, welfare or other such plan, fund, program, agreement, arrangement or scheme, (e) any Employment Agreement and (f) each other employee benefit plan, fund, program, agreement, arrangement or scheme.

“Employment Agreement” means any employment contract, offer letter, consulting agreement, termination or severance agreement, change of control agreement or any other agreement respecting the terms and conditions of employment or payment of compensation of any current or former consultant, independent contractor, officer, employee, or other service provider.

“Environmental Laws” means all local, state and federal Laws relating to (a) pollution, protection, or regulation of the environment, or natural resources (including, without limitation, the surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air), (b) pollution control, product registration, and exposure to or the presence, generation, transportation, processing, handling, release, threatened release, or disposal of Hazardous Materials and (c) worker health and safety.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with the Seller or any of its Affiliates, or (b) that together with Seller or any of its Affiliates, would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code, currently or at any relevant time.

“Escrow Agent” means Truist Bank, a North Carolina banking corporation.

“Escrow Agreement” means the contract by and among the Purchaser, the Seller and the Escrow Agent in substantially the form attached hereto as Exhibit E.

“Final Purchase Price” means the Business’ Final Book Value, plus $22,700,000.

“Financial Statements” means (a) the Seller’s audited consolidated balance sheets and statements of income and cash flows as of and for the fiscal years ended December 31, 2021 and December 31, 2022, and (b) the Interim Financial Statements.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous building material (including polybutylene pipe, urea formaldehyde insulation, formaldehyde or other preservative treated building material or drywall that emits hydrogen sulfide or other damaging or toxic substances (including that which is typically referred to as “Chinese drywall”)), hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, asbestos or asbestos containing material, mold, mycotoxins or fungi, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste that is regulated by or subject to liability under Environmental Laws.

“Houston Division” means the division of the Purchaser operating the Acquired Assets on a standalone basis post-Closing, which is in the business of acquiring land and designing, constructing and selling single-family homes on such land in the Territory.

“ILSA” means the Interstate Land Sales Full Disclosure Act of 1968, as amended.

“Improvements” means, with respect to Real Property, all improvements and fixtures located on such Real Property, including all completed homes and homes under construction, all apparatus, equipment and appliances used in connection with the operation or occupancy of such Real Property, including, without limitation, heating and air conditioning systems and facilities used to provide any utility services, refrigeration, ventilation, garbage disposal, recreation or other services on such Real Property.

“Indebtedness” means, with respect to the Seller, without duplication, any obligation or other liability under or for any of the following: (a) indebtedness for borrowed money (including if guaranteed or for which the Seller or the Partners are otherwise liable or responsible, an obligation to assume indebtedness including any accrued but unpaid interest, unamortized debt issuance costs, early repayment penalties, break fees), (b) obligation, contingent or otherwise, evidenced by a note, bond, debenture or similar instrument (including a standby letter of credit), (c) surety bond, (d) swap or hedging contract, (e) any obligations owing as deferred purchase price of property, services, securities or other assets (including all seller notes and “earn-out” payments), (f) capital lease, (g) banker acceptance, (h) purchase money mortgage, indenture, deed of trust or other purchase money lien or conditional sale or other title retention agreement, (i) indebtedness secured by any mortgage, indenture or deed of trust upon any asset, (j) outstanding checks, (k) all obligations as lessee that are capitalized in accordance with GAAP, (l) all obligations under or pursuant to interest rate cap contracts, swap contracts, foreign currency exchange contracts or other hedging or similar contracts (including any breakage or associated fees), (m) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by the Seller, (n) all obligations of the Seller under conditional sale or other title retention agreements relating to property or assets purchased by any such Person, (o) any accrued interest, premiums, penalties, breakages, “make whole amounts” and other obligations relating to the foregoing that would be payable in connection with the repayment of the foregoing, and (p) any obligations to guarantee any of the foregoing types of obligations on behalf of the Seller.

“Indemnity Escrow Amount” means an amount equal to four percent (4%) of the Purchase Price.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, methods, proprietary information, know-how, plans, drawings, technology, software, technical data and confidential customer lists, and all documentation relating to any of the foregoing throughout the world, (c) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world, (d) all industrial designs and any registrations and applications therefor throughout the world, (e) all internet uniform resource locators, domain names, websites, trade names (including all rights to the “Devon Street Homes” name), logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world, (f) all databases and data collections and all rights therein throughout the world, (g) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (h) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Intellectual Property Agreements” means all licenses, sublicenses and other agreements by or through which other Persons grant the Seller, or the Seller grants any other Persons, any exclusive or non-exclusive rights or interests in or to any Intellectual Property that is used primarily in connection with the Business.

“Interim Financial Statements” means the Seller’s unaudited balance sheets and statements of income as of and for the six (6)-month period ended June 30, 2023.

“IT Assets” means all servers, software, computer firmware, computer hardware, electronic data processing equipment, websites, databases, circuits, networks, network equipment, peripherals, computer systems, and other information technology equipment, in each instance, that is an Acquired Asset or is leased, licensed or used by the Seller subject to an agreement that is an Assumed Contract.

“Knowledge” with respect to the Seller means (a) all facts actually known by Ray following due inquiry and reasonable diligence with respect to the matters at hand and (b) all facts that Ray would have known with respect to the matters at hand if Ray had exercised reasonable diligence.

“Law” or “Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, all Governmental Entities, including common law.

“Leased Real Property” means the parcels of real property primarily used in connection with the Business of which the Seller is the lessee, sublessee or licensee, together with all Improvements located thereon, whether completed or partially constructed, and all Appurtenances attached thereto.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which Seller holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Seller thereunder.

“Legal Dispute” means any action, suit or proceeding between or among the Parties and their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document, but excluding any dispute to be resolved in accordance with Section 2.3(c) or Section 2.6(a)(iv).

“Licenses” means all licenses, permits (including environmental, construction and operation permits), franchises, certificates (including certificates of occupancy), approvals, variances, qualifications, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

“Liens” means, with respect to any property or asset, any mortgage, deed of trust, lien (including any mechanic’s, materialmen’s, statutory and any other consensual or non-consensual lien), pledges, security interests, charges, claims, restrictions, hypothecation, deed of trust, purchase right, instrument, preference, priority, right of use, right of first offer or refusal, conditional sale agreement, easement, servitude, restrictive covenant, lease, sublease, covenant, right of way, option, claim, restriction on transfer or otherwise, interest, condition, encroachment or other survey defect, or other encumbrances of any nature whatsoever, or any other enforceable interest in property, of any kind or nature, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that has, or would reasonably be expected to have, a material adverse effect on the financial condition, results of operations, prospects, properties, assets or liabilities (including contingent liabilities and threatened or pending litigation) of the Seller, the Business or the Acquired Assets, taken as a whole.

“Ordinary Course of Business” means, with respect to an action taken by a Person, an action that is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person.

“Organizational Documents” means with respect to any Person that is not a natural person, the articles or certificate of incorporation or formation, bylaws, limited partnership agreement, partnership agreement or limited liability company agreement, as applicable, or such other governing or organizational documents of such Person.

“Owned Real Property” means the parcels of real property (whether improved or unimproved) primarily used in connection with the Business (whether for sale, held for development or otherwise) of which the Seller is owner, together with all Improvements located thereon, whether completed or partially constructed, and Appurtenances attached thereto.

“Pending Claim” means any indemnification or other payment claims asserted by any Purchaser Indemnified Party that remain unresolved as of such date.

“Pending Claim Amounts” means the amount of Purchaser Losses or other amounts asserted in Pending Claims.

“Pending Warranty Claim” means any Warranty Work claims asserted by the Purchaser that remain unresolved as of such date.

“Pending Warranty Claim Amount” means the amount of Warranty Costs relating to Sold Homes or other amounts subject to Pending Warranty Claims.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable (for which adequate provision has been made to the extent required by GAAP), (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course of Business not yet delinquent, (d) applicable zoning, building and land use Laws, (e) such state of facts as would be disclosed by a current survey of the Real Property, and (f) all easements, restrictions and other matters of record affecting the Real Property other than Liens evidencing monetary encumbrances.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.

“Post-Closing Acquired Lot” means the acquisition of land for the benefit of the Purchaser by the Houston Division during the period beginning on the Closing Date and ending on December 31, 2026, as subdivided for purposes of single-family home residential development.

“Pre-Closing Acquired Lot” means the acquisition of land by the Seller during the period beginning on June 12, 2023 and ending on the Closing Date, as subdivided for purposes of single-family home residential development.

“Processed” or “Processing” means the collection, recording, use, organization, structuring, interception, alteration, modification, storage, receipt, purchase, sale, maintenance, transmission, transfer, disclosure, dissemination, consultation, combination, erasure, destruction, processing of, or any other operation or set of operations that is performed on, data comprising personally identifiable information, personal information or any other information protected by applicable data privacy laws.

“Purchaser Indemnified Parties” means the Purchaser, its respective Affiliates, and its and their respective officers, directors, employees, agents, advisors and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all United States, international and foreign: (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks, (c) registered copyrights and applications for copyright registration, (d) domain name registrations, and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any federal, state, local or foreign Governmental Entity or other public body.

“Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Seller Indemnified Parties” means the Seller, and their respective officers, managers, directors, trustees, employees, agents, advisors and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Seller Intellectual Property” means any Intellectual Property, including the Seller Registered Intellectual Property, that is owned by or licensed to the Seller and primarily used in connection with the Business.

“Seller Note” means the promissory note payable to the Seller in the form of Exhibit D.

“Seller Note Consideration” means a principal amount equal to $5,000,000, payable together with interest pursuant to the Seller Note.

“Seller Registered Intellectual Property” means all of the Registered Intellectual Property owned by or filed in the name of the Seller and used in the Business.

“Seller’s Taxes” means any and all liabilities for Taxes (a) of the Seller (including Taxes of any other Person imposed on the Seller as a transferee or successor, by Law, contract or otherwise) for any taxable period or (b) arising from or with respect to the Acquired Assets or the Business for any taxable period (or any portion thereof) ending prior to the Closing Date (other than as provided in Section 2.5(a)).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, each other Person in which the first Person (a) owns or controls, directly or indirectly, share capital or other equity interests representing more than fifty percent (50%) of the outstanding voting stock or other equity interests, (b) holds the rights to more than fifty percent (50%) of the economic interest of such other Person, including interest held through contractual arrangements, or (c) has a relationship such that the financial statements of the other Person may be consolidated into the financial statements of the first Person under applicable accounting conventions.

“Taxes” means all taxes, assessments, duties, levies and other governmental charges in the nature of taxes, including income, franchise, capital stock, real property, personal property, tangible, intangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, license, occupation, registration, stamp, premium, environmental, customs duties, alternative or add-on minimum, estimated, gross receipts, value-added and all other taxes of any kind for which the Seller may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, interest or penalties imposed by any Governmental Entity.

“Tax Return” means any report, return, declaration or other information required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes.

“Territory” means the counties in Houston, Texas set forth on Schedule 6.6(a).

“Transaction Press Release” means the press release to be issued by the Purchaser relating to the transactions contemplated by this Agreement which, for the avoidance of doubt, shall require the prior approval of the Purchaser and the Seller prior to issuance.

“Treasury Regulations” means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code.

“WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder, together with any similar local, state or foreign Laws.

“Warranty Administration Escrow Amount” means an amount equal to twenty percent (20%) of the Warranty Reserve.

“Warranty Reserve” means an amount equal to the aggregate amount of reserves with respect to warranty claims included in the calculation of the Business’ Final Book Value.

Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acquired Assets	Section 1.2
Acquisition	Recitals
Agreement	Preamble
Allocation	Section 2.4
Arbitrator	Section 2.3(c)
Assumed Liabilities	Section 1.4(a)
Business	Recitals
Business’ Preliminary Book Value	Section 2.2(a)
Closing Payment	Section 2.2(b)
COBRA Coverage	Section 6.3(d)

Confidentiality Agreement	Section 6.8(a)
Consultant	Section 9.7(b)
Deductible	Section 9.4(a)(i)
Disagreement Notice	Section 2.3(b)
Earnout Payments	Section 2.6(c)(ii)
Equity Interests	Recitals
Excluded Assets	Section 1.3
Excluded Liabilities	Section 1.5(a)
General Cap	Section 9.4(a)(i)
General Partner	Preamble
Gross Margin Earnout Payment	Section 2.6(a)(i)
Gross Margin Earnout Review Period	Section 2.6(a)(iii)
Gross Margin Earnout Statement	Section 2.6(a)(ii)
Gross Margin Earnout Statement of Objections	Section 2.6(a)(iii)
HQ Office	Schedule 1.3(k)
Indemnified Party	Section 9.5(a)
Indemnifying Party	Section 9.5(a)
Insurance Policies	Section 3.17
Investment Committee	Section 2.6(b)(i)
Losses	Section 9.2
Lot Development Agreement	Section 9.4(a)(iv)
LP Agreement	Recitals
Material Contracts	Section 3.13(a)
Mill Creek Claim	Schedule 9.2(d)
Mill Creek Notice of Lis Pendens	Schedule 9.2(d)
Outside Date	Section 2.1
Parties	Preamble
Partners	Preamble
Party	Preamble
Payoff Amount	Section 2.2(c)
Post-Closing Acquired Lot Contract	Section 2.6(b)(i)
Post-Closing Lot Acquisition Earnout Payment	Section 2.6(b)
Post-Closing Lot Contract Payment	Section 2.6(b)(i)
Post-Closing Lot Takedown Payment	Section 2.6(b)(ii)
Potential Transferred Employees	Section 6.3(a)
Pre-Closing Acquired Lot Contract	Section 2.6(c)(ii)
Pre-Closing Lot Acquisition Earnout Payment	Section 2.6(c)
Pre-Closing Lot Acquisition Earnout Payments	Section 2.6(c)
Pre-Closing Lot Contract Payment	Section 2.6(c)(i)
Pre-Closing Period	Section 6.1
Purchase and Sale Agreement	Section 3.13(b)
Purchase and Sale Agreements	Section 3.13(b)
Purchase Price	Section 2.2(a)
Purchase Price Cap	Section 9.4(a)(ii)
Purchaser	Preamble
Purchaser Indemnified Losses	Section 9.4(c)(i)

Purchaser Losses	Section 9.2
Purchaser Plans	Section 6.3(b)
Ray	Preamble
Ray Employment Agreement	Section 8.1(e)
Ray Restrictive Covenants Agreement	Section 8.1(g)
Receivables	Section 1.2(b)
Seller	Preamble
Seller Losses	Section 9.3
Sold Home	Section 1.4(c)
Surviving Representations	Section 9.1
Third Party Claim	Section 9.5(a)
Title Commitments	Section 8.1(c)
Title Policy	Section 9.4(a)(iii)
Transfer Date	Section 6.3(a)
Transfer Taxes	Section 6.4
Transferred Employees	Section 6.3(a)
Transition Period	Section 6.3(b)
Warranty Costs	Section 6.10(b)
Warranty Work	Section 6.10(a)